Exemption Order # 82-5166

03 SEP 25 7:21

Computershare

530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

August 29, 2003

03032248

SUPPL

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Quebec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Subject: APF Energy Trust

We confirm that the following material was sent by pre-paid mail on August 29 2003 to the registered holders of the subject trust units:

Second Quarter Report for the three months ended June 30, 2003

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

"Signed by"
Angie Bains
Assistant Trust Officer
Corporate Trust Department

cc: APF Energy Trust
Attention: Alan MacDonald

dlw 9/25

Exemption Order # 82-5166

Q2 2003

APF ENERGY TRUST

INTERIM REPORT FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003

HIGHLIGHTS

- Increased production by 56% over the second quarter of last year;
- Completed the acquisition of Nycan Energy Corp. for $42.3 million with attractive metrics of $33,000 per flowing boe and $8.00 per established boe of reserves;
- Raised $55.1 million through a public offering of 5.3 million units;
- Acquired downhole rights at Countess for $7.03 million, expanding the production potential for APF in that core area;
- Continued to deliver outstanding results for investors with a total return of 23% since the end of the second quarter last year;
- Subsequent to the end of the second quarter APF successfully completed a $50 million convertible debenture offering at 9.40%.

SUMMARY OF OPERATING & FINANCIAL RESULTS

	3 months ended June 30		6 months ended June 30	
	2003	2002	2003	2002
Operating				
Daily Production (average)				
Oil (bbl)	6,306	4,877	6,325	4,520
Gas (mcf)	35,758	18,504	32,271	17,876
NGL (bbl)	291	109	278	110
Total (6 mcf = 1 boe)	12,557	8,070	11,982	7,609
Production Split				
Oil and NGL	53%	62%	55%	61%
Gas	47%	38%	45%	39%
Commodity Prices (C$)				
Oil (per bbl)	33.18	32.21	36.74	31.79
Gas (per mcf)	6.59	3.79	7.12	3.48
NGL (per bbl)	30.09	23.77	34.03	21.91
Average (6 mcf = 1 boe)	36.12	28.48	39.36	27.38
Financial				
($000, except per unit/boe amounts)				
Revenue	41,876	21,495	86,378	38,437
Per unit	1.30	1.07	3.01	2.06
Operating cash flow	21,564	9,892	46,759	17,371
Per unit	0.67	0.49	1.63	0.93
Net earnings	21,137	4,429	34,753	6,844
Per unit	0.66	0.22	1.21	0.37
Distributions	18,916	9,510	31,982	17,500
Per unit	0.59	0.45	1.10	0.90
Operating costs per boe	6.68	6.21	6.62	6.03
Operating netbacks per boe	22.46	16.94	25.06	16.04
Bank debt	102,000	63,000	102,000	63,000
Market				
Units outstanding (000)				
End of period	32,376	22,267	32,376	22,267
Average	32,191	20,021	28,696	18,642
Trading				
High ($)	11.40	11.19	11.40	11.19
Low ($)	9.30	10.08	9.30	9.35
Close ($)	11.09	10.58	11.09	10.58
Average Daily Volumes	200,200	68,200	152,450	66,550

GENERAL

Accretive acquisitions and strong commodity prices resulted in another outstanding quarter for APF, as the Trust continued its record of growth in both production and cash flow.

Production for the three months ended June 30, 2003 averaged 12,557 boe/d, an increase of 56%, over the same quarter last year, with mergers and acquisitions driving APF to one of its strongest quarters ever.

On a per unit basis, operating cash flow for the quarter was $0.67 per unit with cash distributions to unitholders for the quarter of $0.59 per unit. Commodity prices realized by APF were up by 27% from last year, as both oil and gas prices continue to be driven higher on supply concerns, complementing strong development drilling results and an active M&A program.

During the second quarter, APF completed the acquisition of Nycan Energy Corp. ("Nycan"), a company with a focussed group of assets proximate to the Trust's key shallow gas core area of Countess, in southern Alberta. The Trust also purchased additional production and downhole rights at Countess for $7.03 million. Since the end of the quarter, two more transactions have been announced: the purchase of long-life light oil assets at Swan Hills and the offer to acquire CanScot Resources Inc. ("CanScot"). The CanScot transaction holds significant potential for the development of coalbed methane ("CBM") reserves and production. CanScot is expected to add up to 1,000 barrels a day of production by year end and has an established reserve life index of 18.7 years.

CORPORATE DEVELOPMENT

The Corporate Development team continued to identify, evaluate and execute both corporate and asset transactions, throughout the second quarter, in addition to integrating newly acquired production.

On April 28, 2003, APF acquired Nycan, a gas levered producer with approximately 1,265 boe/d of production (75% gas) for $42.3 million. The acquisition added almost 58,000 net acres of undeveloped land, had an established reserve life index of 11.6 years and complements the Trust's existing asset base in southeast Alberta.

On May 29, 2003 the Trust acquired incremental production at Countess, its largest gas property, in southeast Alberta, for $7.03 million. APF's average working interest in the new assets is 73% and includes deep rights as well as production of approximately 1,200 mcf per day, primarily from the Manville and Basal Colorado formations. In addition to the production, the acquisition provides the Trust with an opportunity to add to its inventory of development drilling prospects.

On June 17, 2003, APF announced that it had entered into an agreement to acquire a 17% interest in the Swan Hills Unit No. 1. As a result of certain rights of first refusal being exercised, the Trust ultimately purchased a 2.55% working interest for $15.9 million. This purchase closed in third quarter and is expected to generate incremental production of approximately 380 boe per day (89% light oil). The acquisition is characterized by long life, low decline production with an established reserve life index in excess of 18 years, and high quality, light gravity oil (41 degree API). The operator, a senior oil and gas producer, is continuing to develop the reservoir through reef and edge/infill drilling and miscible flood exploitation. The pools, which were discovered in 1957, have recovered over 585 mmbbls of crude oil and 553 bcf of solution gas.

The second quarter also saw the continued integration of recently acquired assets and an extensive review of the Trust's undeveloped land position. As a result of its active M&A program over the last few quarters, APF has not only expanded its inventory of prospects which it proposes to drill, but also intends to farm-out portions of its acreage to third parties.

Subsequent to the end of the second quarter, on August 6, 2003, the Trust announced that it had entered into an agreement to acquire CanScot for a total consideration of $39.5 million. The transaction will add approximately 800 boe per day of production (81% natural gas) further increasing APF's gas exposure, and gives APF an entry into a focussed group of high working interest, long-life coalbed methane ("CBM") properties in Alberta and Wyoming. The acquisition also comes with approximately 45,800 net undeveloped acres of land, and has an established reserve life index of 18.7 years, bringing APF's corporate reserve life index to approximately 10 years.

OPERATIONS

During the second quarter, APF drilled and cased 32 (5.7 net) wells with a 100% success rate. Expenditures on low-risk development drilling and other capital initiatives during the period amounted to $5.7 million, bringing the year-to-date total to $11.3 million. APF now expects the capital budget for 2003 to be approximately $30 million, as the Trust takes advantage of new drilling opportunities that have come with several recent acquisitions. This represents a 43% increase over last year and continues to demonstrate APF's commitment to finding new reserves through the drill bit.

Southeast Saskatchewan

Drilling continued at Macoun, Tatagwa and Queensdale with APF completing three (2.4 net) horizontal oil wells in southeast Saskatchewan during the second quarter. Additional dril,ing is scheduled for Queensdale and Macoun in the third quarter.

Central Alberta Gas

APF drilled two, 100% working interest gas wells in the Redwater area during the second quarter. One well has been tested and is currently being tied in while the other is under further evaluation. APF is proceeding with the acquisition of more seismic at Redwater to identify further drilling opportunities. Locations in Vermilion are also being reviewed for late third quarter drilling. These prospective targets are on lands recently acquired through the acquisition of Hawk Oil Inc. ("Hawk").

Central Alberta Oil

The second quarter saw APF participate in six (0.7 net) oil wells in central Alberta. Four of these wells were a continuation of the drilling at the Pembina Cardium Unit 9 that was initiated in the first quarter of this year. The other two wells were extensions to a recently discovered oil pool in the Paddle River area. Development plans for the Paddle River project during the third quarter include additional drilling, facility installation and a reservoir study to review waterflood potential.

APF will also be proceeding with the drilling of heavy oil wells in the Lloydminster area towards the end of the third quarter. These locations are also on lands that were acquired from Hawk earlier this year.

Southeast Alberta Gas

Southeast Alberta continues to be a focal point for APF's natural gas activity with the Trust participating in 21 (0.7 net) shallow gas wells during the second quarter. APF's 20 well program at Countess was delayed until the third quarter due to surface access issues resulting from an unusually long spring break-up. APF may also be participating in drilling another 19 non-operated wells in the Countess area in the third and fourth quarters. The acquisition of additional production and undeveloped lands at Countess for $7.03 million will add to the inventory of development drilling prospects.

Drilling Activity

	Three months ended June 30, 2003		Six months ended June 30, 2003	
	Gross	Net	Gross	Net
Gas	23	2.7	27	6.7
Oil	8	3.0	17	4.4
Other	1	0.1	4	0.3
Total	32	5.7	48	11.3

Note: Columns may not add due to rounding

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

HIGHLIGHTS

Record production volumes and strong commodity prices resulted in second quarter cash flow of $21.6 million ($0.67 per unit), compared to $9.9 million ($0.49 per unit) for the same period in 2002.

APF distributed $18.9 million ($0.59 per unit) with the remaining cash flow utilized to fund both capital expenditures and the site reclamation fund.

Revenues for the quarter were $41.9 million, an increase of 95% from the $21.5 million of revenues in the second quarter of 2002. Net income for the second quarter was $21.1 million, compared to $4.4 million in 2002.

On April 2, 2003, APF closed an equity offering of 5.3 million Trust Units at a price of $10.40 per Trust Unit, for net proceeds of approximately $52.1 million.

On August 6, 2003, APF announced that it had agreed to acquire CanScot Resources Ltd. ("CanScot"), a publicly traded junior oil and gas company actively pursuing the production of natural gas from coalbed methane, for a total consideration of approximately $39.5 million. CanScot's shareholders have until September 23, 2003 to tender their shares.

ACQUISITION OF NYCAN ENERGY CORP.

On April 28, 2003, APF closed the acquisition of Nycan Energy Corp. ("Nycan"), a publicly traded junior oil and gas company with production of approximately 1,265 boe/d, for $42.3 million. The acquisition was financed by the payment of $34.4 million in cash and the assumption of $7.9 million of net debt.

APF recorded goodwill of $8.8 million on the acquisition of Nycan in accordance with the requirements of the CICA handbook. Goodwill is recorded as a result of APF purchasing the tax pool deficient oil and gas reserves of Nycan. Goodwill was determined based on the excess of the total consideration paid plus the future income tax liability recorded on the acquisition, less the fair value of the Nycan assets. The fair value of the Nycan assets was determined based on an independent reserve evaluation.

The operations of Nycan have been included in the consolidated financial statements of APF effective April 28, 2003, the closing date of the acquisition.

PRODUCTION

Second quarter production volumes in 2003 are 56% higher than the second quarter of 2002, due primarily to the impact of the Kinwest, Paddle River and Hawk acquisitions for the full quarter and the Nycan acquisition for two months.

	Three months ended June 30			Six months ended June 30		
Daily Production Volumes	2003	2002	Change	2003	2002	Change
Crude oil (bbl/d)	6,306	4,877	29%	6,325	4,520	40%
Natural gas (mcf/d)	35,758	18,504	93%	32,271	17,876	81%
NGL (bbl/d)	291	109	167%	278	110	153%
Total (boe/d)	12,557	8,070	56%	11,982	7,609	57%

PRICES

The benchmark West Texas Intermediate ("WTI") oil price averaged US$28.90 per bbl in the second quarter of 2003, 10% higher than the average price of US$26.25 per bbl for the second quarter of 2002. Crude oil prices in Canada are based on the WTI reference price, adjusted for transportation, differentials and foreign exchange. The price received by APF is based upon the refiners' posted price, less transportation and adjustments for APF's product quality relative to the posted price for the benchmark crude and adjusted for hedging. The price APF received for its oil averaged $33.18 per bbl in 2003, compared to $32.21 per bbl in 2002, an increase of 3%. Canadian prices were negatively impacted due to the strengthening Canadian dollar versus the U.S. dollar.

APF's realized natural gas price for the second quarter of 2003 averaged $6.59 per mcf, 74% higher than the average realized price of $3.79 per mcf for the same period in 2002. The benchmark AECO price for the second quarter increased 57% over the same period in 2002.

Prices – After Hedging

	Three months ended June 30			Six months ended June 30		
	2003	2002	Change	2003	2002	Change
Crude oil (Cdn$/bbl)	$ 33.18	$ 32.21	3%	$ 36.74	$ 31.79	16%
Natural gas (Cdn$/mcf)	6.59	3.79	74%	7.12	3.48	105%
NGL (Cdn$/bbl)	30.09	23.77	27%	34.03	21.91	55%
Total (Cdn$/boe)	$ 36.12	$ 28.48	27%	$ 39.36	$ 27.38	44%
WTI (US$/bbl)	$ 28.90	$ 26.25	10%	$ 31.35	$ 24.09	30%
AECO gas ($/mcf)	6.99	4.44	57%	7.46	3.88	92%

HEDGING

APF actively manages commodity price risk by entering into hedging contracts to protect revenues from fluctuations in commodity prices. Hedging is intended to provide stability to cash distribution levels by fixing the price on a portion of the production. Hedging activities locked in prices for the quarter that on average

reduced the realized price for crude oil by $0.29 per bbl and natural gas by $0.07 per mcf. This compares to a reduction of the realized crude oil price of $3.84 per bbl in the second quarter of 2002, while the natural gas price was unaffected by hedging during the same period.

Current Hedging Position

Period	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
July to December 2003	Natural gas	Swap	1,000 GJ	C$5.80/GJ
July to October 2003	Natural gas	Swap	1,000 mmbtu	US$5.06/mmbtu
July to December 2003	Natural gas	Swap	5,000 GJ	C$6.72/GJ
July to September 2003	Crude oil	Swap	3,333 bbls	US$28.25/bbl
October to December 2003	Crude oil	Swap	2,167 bbls	US$28.54/bbl
January to March 2004	Crude oil	Swap	667 bbls	US$29.04/bbl

REVENUES

Oil and Gas

	Three months ended June 30				Six months ended June 30			
(000)	2003	%	2002	%	2003	%	2002	%
Crude oil sales	$ 19,202	46%	$ 16,001	74%	$ 44,309	51%	$ 26,820	70%
Natural gas sales	21,681	52%	6,388	30%	42,098	49%	11,159	29%
NGL sales	796	2%	236	1%	1,710	2%	435	1%
Hedging	(403)	-1%	(1,702)	-8%	(2,748)	-3%	(700)	-2%
Other	601	1%	572	3%	1,009	1%	723	2%
	$ 41,877	100%	$ 21,495	100%	$ 86,378	100%	$ 38,437	100%

ROYALTIES

Royalties per barrel of oil equivalent produced were 23% higher in the second quarter of 2003 compared to the same period in 2002, due to higher natural gas prices under the price-sensitive rate structure for Alberta natural gas crown royalties. Royalties as a percentage of revenue remained relatively unchanged in the second quarter at 20.5% as compared to 20.9% for the same period in 2002.

	Three months ended June 30			Six months ended June 30		
(000)	2003	2002	Change	2003	2002	Change
Crown royalties	$ 5,125	$ 2,692	90%	$ 10,260	$ 4,904	109%
Freehold royalties	2,754	1,386	99%	5,866	2,418	143%
Overriding royalties	702	417	68%	1,547	721	115%
Total royalties	8,581	4,495	91%	17,673	8,043	120%
% of revenue after hedging	20.5%	20.9%	-2%	20.5%	20.9%	-2%
Per boe	$ 7.51	$ 6.12	23%	$ 8.15	$ 5.84	40%

OPERATING COSTS

Operating costs increased 8% in the second quarter of 2003 to $6.68 per boe, as compared to $6.21 per boe for the same period in 2002. The increase is due to generally higher field service costs associated with APF's current property portfolio and increases in fuel and utility costs. These increases are expected to offset any operating efficiencies initiated to reduce operating costs in 2003. The increase in operating costs per boe is in line with overall industry trends and is expected to continue through to the end of 2003.

	Three months ended June 30			Six months ended June 30		
(000)	2003	2002	Change	2003	2002	Change
Operating costs	$ 7,629	$ 4,563	67%	$ 14,347	$ 8,306	73%
Per boe	$ 6.68	$ 6.21	8%	$ 6.62	$ 6.03	10%

GENERAL AND ADMINISTRATIVE

General and administrative costs increased 103% in absolute terms to $2.33 million during the second quarter of 2003 compared to $1.15 million in 2002, an increase of 31% per barrel of oil equivalent produced to $2.04 per boe from $1.56 per boe. The increase is due primarily to costs associated with the increase in staffing levels as a result of the Kinwest, Hawk and Nycan acquisitions and the costs of the company's short term incentive plan.

	Three months ended June 30			Six months ended June 30		
(000)	2003	2002	Change	2003	2002	Change
General and administrative	$ 2,335	$ 1,149	103%	$ 3,709	$ 2,061	80%
Per boe	$ 2.04	$ 1.56	31%	$ 1.71	$ 1.50	14%

MANAGEMENT FEE

Prior to the internalization of the management contract, the Manager received a management fee equal to 3.5% of net production revenue. In the second quarter of 2002, management fees amounted to $0.43 million ($0.59 per boe). Commencing January 1, 2003, there are no management fees payable.

	Three months ended June 30			Six months ended June 30		
(000)	2003	2002	Change	2003	2002	Change
Management fee	$ –	$ 433	-100%	$ –	$ 771	-100%
Per boe	$ –	$ 0.59	-100%	$ –	$ 0.56	-100%

INTEREST

Interest expense increased 139% to $1.05 million ($0.92 per boe) during the second quarter of 2003, from $0.44 million ($0.60 per boe) for the same period in 2002. The increase is due to higher average debt levels during the period resulting from acquisitions.

	Three months ended June 30			Six months ended June 30		
(000)	2003	2002	Change	2003	2002	Change
Interest	$ 1,053	$ 440	139%	$ 2,207	$ 964	129%
Per boe	$ 0.92	$ 0.60	54%	$ 1.02	$ 0.70	45%

DEPLETION AND AMORTIZATION

Depletion and amortization increased 5% to $10.17 per boe for the three months ended June 30, 2003, from $9.67 per boe for the same period in 2002, reflecting the increase in the depletable base due to both the Hawk and Nycan acquisitions.

	Three months ended June 30			Six months ended June 30		
(000)	2003	2002	Change	2003	2002	Change
Depletion and amortization	$ 11,623	$ 7,105	64%	$ 21,576	$ 13,398	61%
Per boe	$ 10.17	$ 9.67	5%	$ 9.95	$ 9.73	2%

SITE RESTORATION

Site restoration increased 17% to $0.71 per boe for the three months ended June 30, 2003, from $0.61 per boe for the same period in 2002.

	Three months ended June 30			Six months ended June 30		
(000)	2003	2002	Change	2003	2002	Change
Site restoration	$ 810	$ 445	82%	$ 1,531	$ 918	67%
Per boe	$ 0.71	$ 0.61	17%	$ 0.71	$ 0.67	6%

TAXES

Saskatchewan capital tax and federal large corporations tax during the second quarter of 2003 were $0.69 million, compared to $0.51 million for the same period in 2002.

On June 9, 2003, the federal government substantively enacted a five-year package of tax changes intended to lower the taxation of resource income. This package provides for decreased corporate income tax rates for resource companies, introduction of a full deduction for crown royalties paid and the elimination of resource allowance. As a result, APF recorded an additional recovery of $9.4 million of future taxes in the second quarter of 2003. This adjustment represents a $0.29 per unit effect on net earnings for the quarter ($0.29 diluted) and $0.33 per unit ($0.33 diluted) for the six-month period.

(000)	Three months ended June 30 2003	2002	Change	Six months ended June 30 2003	2002	Change
Capital and other taxes	$ 689	$ 513	34%	$ 1,525	$ 884	73%
Per boe	$ 0.60	$ 0.70	-14%	$ 0.70	$ 0.64	10%
Future income tax recovery	$ (11,980)	$ (2,169)	452%	$ (10,942)	$ (3,921)	179%

NET EARNINGS

APF's net earnings were $21.14 million or $0.66 per unit ($0.65 diluted) in the second quarter of 2003, compared to $4.43 million or $0.22 per unit ($0.22 diluted) for the same period in 2002. Net earnings for the six months ended June 30, 2003 were $34.75 million or $1.21 per unit ($1.21 diluted), compared with $6.84 million or $0.37 per unit ($0.37 diluted) for the same period in 2002. The increases are due primarily to higher commodity prices, higher production volumes and the $9.4 million future income tax adjustment.

CASH DISTRIBUTIONS

Cash distributions for the second quarter of 2003 were $18.92 million, or $0.59 per trust unit, compared to $9.51 million or $0.45 per trust unit for the second quarter of 2002. During the second quarter of 2003, 88% of the second quarter cash flow of $21.56 million was distributed to unitholders. On a year-to-date basis, APF has made cash distributions of $31.98 million ($1.10 per unit). This represents 68% of cash flow for that period. During the second quarter, $2.0 million was used to fund capital expenditures and $0.5 million was contributed to the site restoration fund. For the balance of 2003, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003, APF's bank debt was $102.0 million with a working capital deficiency of $0.5 million, resulting in net debt obligations of $102.5 million. On July 3, 2003, APF closed a $50 million 9.40% convertible unsecured subordinated debenture offering, for net proceeds of approximately $47.6 million. This amount was initially used to finance the balance of the $15.9 million purchase of an interest in the Swan Hills Unit and to pay down debt, and will ultimately be used to finance the acquisition of CanScot.

OUTLOOK

APF is actively integrating the Nycan acquisition and is currently prioritizing drilling and property enhancement opportunities arising from this acquisition and from the proposed acquisition of CanScot. APF expects its 2003 capital expenditure development program will be approximately $30.0 million.

APF plans an active drilling and development program during the third quarter as it progresses with optimization initiatives that were delayed during the second quarter due to the abnormally long spring break-up.

APF is committed to maintaining stable cash distributions over the long-term and believes that the pricing outlook for both crude oil and natural gas going forward remains strong.

CONSOLIDATED BALANCE SHEETS

(unaudited)	June 30, 2003	December 31, 2002
ASSETS		
Current assets		
Cash	$ 2,313,823	$ 950,402
Accounts receivable	24,045,463	21,111,316
Other current assets	3,271,064	2,778,962
	29,630,350	24,840,680
Site restoration fund	1,591,462	783,778
Deposit on property acquisition	9,175,000	–
Goodwill (note 3)	31,345,371	11,475,761
Property, plant and equipment	362,111,278	260,526,682
	$ 433,853,461	$ 297,626,901
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 23,678,981	$ 16,943,193
Due to APF Energy Management Inc.	–	3,923,164
Cash distribution payable	6,475,278	3,564,891
	30,154,259	24,431,248
Future income taxes	60,214,699	39,624,685
Long-term debt (note 4)	102,000,000	88,000,000
Site restoration liability	8,441,860	6,227,096
	200,810,818	158,283,029
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 6)	305,332,772	214,405,160
Accumulated earnings	70,341,747	35,588,861
Accumulated cash distributions (note 2)	(142,631,876)	(110,650,149)
	233,042,643	139,343,872
	$ 433,853,461	$ 297,626,901

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

(unaudited)	Three months ended June 30 2003	Three months ended June 30 2002	Six months ended June 30 2003	Six months ended June 30 2002
REVENUE				
Oil and gas	$ 41,275,216	$ 20,923,169	$ 85,368,128	$ 37,713,699
Royalties expense, net of ARTC	(8,581,436)	(4,495,220)	(17,673,008)	(8,043,282)
Other	600,644	572,224	1,009,524	722,987
	33,294,424	17,000,173	68,704,644	30,393,404
EXPENSES				
Operating	7,628,643	4,563,257	14,347,147	8,305,936
General and administrative	2,334,609	1,148,736	3,708,681	2,061,244
Management fee	–	432,902	–	770,671
Interest on long-term debt	1,053,376	439,745	2,206,520	964,411
Depletion and amortization	11,622,700	7,104,641	21,575,725	13,398,402
Site restoration	809,654	445,299	1,530,715	918,489
Capital and other taxes	688,927	512,720	1,524,688	883,962
	24,137,909	14,647,300	44,893,476	27,303,115
Income before income taxes and minority interest	9,156,515	2,352,873	23,811,168	3,090,289
Recovery of future income taxes (note 8)	(11,980,134)	(2,169,054)	(10,941,718)	(3,921,028)
Income before minority interest	21,136,649	4,521,927	34,752,886	7,011,317
Minority interest	–	92,624	–	167,668
Net income	21,136,649	4,429,303	34,752,886	6,843,649
Accumulated earnings – Beginning of period	49,205,098	26,638,463	35,588,861	24,224,117
Accumulated earnings – End of period	$ 70,341,747	$ 31,067,766	$ 70,341,747	$ 31,067,766
Net income per unit – basic	$ 0.66	$ 0.22	$ 1.21	$ 0.37
Net income per unit – diluted	$ 0.65	$ 0.22	$ 1.21	$ 0.37

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	Three months ended June 30 2003	2002	Six months ended June 30 2003	2002
Cash provided by (used in)				
Operating activities				
Net income for the period	$ 21,136,649	$ 4,429,303	$ 34,752,886	$ 6,843,649
Items not affecting cash				
Depletion and amortization	11,622,700	7,104,641	21,575,725	13,398,402
Minority interest	–	92,624	–	167,668
Future income taxes	(11,980,134)	(2,169,054)	(10,941,718)	(3,921,028)
Site restoration	809,654	445,299	1,530,715	918,489
Site restoration expenditures	(24,612)	(10,832)	(158,316)	(36,105)
	21,564,257	9,891,981	46,759,292	17,371,075
Net change in non-cash working capital items				
Accounts receivable	3,796,448	(62,135)	3,243,935	(1,719,415)
Other current assets	(9,785,762)	382,830	(9,543,863)	227,622
Accounts payable and accrued liabilities	(360,454)	3,290,383	1,338,536	4,188,954
Due to related party/APF Management	–	(327,054)	(3,923,164)	(734,941)
Cash distribution payable	1,483,657	513,018	2,910,387	1,002,478
	(4,866,111)	3,797,042	(5,974,169)	2,964,698
Site restoration fund reserve	(458,388)	(104,168)	(807,684)	(183,895)
Cash distributions	(18,915,882)	(9,510,054)	(31,981,727)	(17,500,010)
	(2,676,124)	4,074,801	7,995,712	2,651,868
Investing activities				
Purchase of Hawk Oil	–	–	(3,456,736)	–
Purchase of Nycan Energy	(34,286,671)	–	(34,286,671)	–
Kinwest Acquisition	–	(17,361,190)	–	(17,361,190)
Additions to property, plant and equipment	(5,726,485)	(3,846,694)	(11,293,111)	(7,635,752)
Purchase of oil and natural gas properties	(7,164,999)	(3,335,651)	(7,488,490)	(4,655,711)
Proceeds on sale of properties	262,279	637,092	262,279	1,356,679
Changes in non-cash working capital items – accounts payable	739,728	1,442,495	(817,195)	(994,796)
	(46,176,148)	(22,463,948)	(57,079,924)	(29,290,770)
Financing activities				
Issue of units for cash	55,642,350	–	55,670,019	31,687,500
Issue of units for cash upon exercise of stock options	426,578	318,321	840,924	428,289
Unit issue costs	(3,072,233)	(87,770)	(3,293,310)	(1,889,753)
Proceeds on issue of long-term debt - net	(3,870,000)	17,900,000	(2,770,000)	(3,350,000)
Distribution to 1% minority interest	–	(92,624)	–	(167,668)
	49,126,695	18,037,927	50,447,633	26,708,368
Change in cash during the period	274,423	(351,220)	1,363,421	69,466
Cash – Beginning of period	2,039,400	2,463,595	950,402	2,042,909
Cash – End of period	$ 2,313,823	$ 2,112,375	$ 2,313,823	$ 2,112,375

Supplemental information (note 7)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002 (unaudited)

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2002.

NOTE 2 STATEMENT OF CASH DISTRIBUTIONS

	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Oil and gas sales	$ 41,275,216	$20,923,169	$ 85,368,128	$ 37,713,699
Other	600,644	572,224	1,009,524	722,987
Gross overriding royalties and lessor's royalties	(3,456,156)	(1,803,668)	(7,413,044)	(3,139,631)
	38,419,704	19,691,725	78,964,608	35,297,055
Less				
Operating costs	7,628,643	4,563,257	14,347,147	8,305,936
General and administrative	2,114,460	1,098,140	3,138,034	1,974,707
Management fees	–	432,902	–	770,671
Debt service charges	1,053,376	439,744	2,206,520	964,411
Abandonment fund contribution	483,000	115,000	966,000	220,000
Capital and other taxes	688,927	512,720	1,524,688	883,962
Capital expenditures funded from cash flow	1,996,693	–	13,641,068	–
	13,965,099	7,161,763	35,823,457	13,119,687
Income subject to the Royalty	24,454,605	12,529,962	43,141,151	22,177,368
99% of income subject to the Royalty	24,210,058	12,404,662	42,709,738	21,955,595
Crown charges, net of the Alberta Royalty Tax Credit	(5,074,027)	(2,664,638)	(10,157,364)	(4,854,616)
General and administrative costs of the Trust	(220,149)	(50,595)	(570,647)	(86,536)
	18,915,882	9,689,429	31,981,727	17,014,443
Repayment of capital (working capital reserve)	–	(179,375)	–	485,567
Cash distributed and available to be distributed	18,915,882	9,510,054	31,981,727	17,500,010
Cash distributed to date	12,440,604	6,169,994	25,506,449	14,159,950
Cash distribution payable	$ 6,475,278	$ 3,340,060	$ 6,475,278	$ 3,340,060
Actual cash distribution declared per unit	$ 0.59	$ 0.45	$ 1.10	$ 0.90
Opening accumulated cash distributions	$ 123,715,994	$80,873,654	$ 110,650,149	$ 72,883,698
Distribution declared and paid	12,440,604	6,169,994	25,506,449	14,159,950
Distribution declared and payable	6,475,278	3,340,060	6,475,278	3,340,060
Closing accumulated cash distributions	$ 142,631,876	$90,383,708	$ 142,631,876	$ 90,383,708

NOTE 3 ACQUISITIONS

(a) Hawk Oil Inc.
Effective February 5, 2003, APF Energy acquired all of the issued and outstanding shares Hawk Oil Inc ("Hawk Oil"). The transaction has been accounted for as a business acquisition with the allocation of the purchase price and consideration paid as follows:

Net assets acquired at assigned values:		
Bank overdraft	$	(5,321)
Other working capital		(629,156)
Property, plant and equipment		57,146,000
Goodwill		11,078,110
Debt assumed		(7,900,000)
Site restoration liability		(262,571)
Future income taxes		(18,265,668)
Total net assets acquired	$	41,161,394
Financed by:		
Cash	$	2,856,312
Trust units issued		37,709,979
Acquisition costs		595,103
Total	$	41,161,394

(b) Nycan Energy Corp.
Effective April 28, 2003, APF Energy acquired all of the issued and outstanding shares of Nycan Energy Corp. ("Nycan"). The transaction has been accounted for as a business acquisition with the allocation of the purchase price and consideration paid as follows:

Net assets acquired at assigned values:		
Cash	$	212,493
Other working capital		716,029
Property, plant and equipment		47,495,000
Goodwill		8,791,500
Debt assumed		(8,870,000)
Site restoration liability		(579,794)
Future income taxes		(13,266,064)
Total net assets acquired	$	34,499,164
Financed by:		
Bank debt	$	34,374,352
Acquisition costs		124,812
Total	$	34,499,164

NOTE 4 LONG-TERM DEBT

On June 17, 2003, APF's lenders agreed to increase the borrowing base under the revolving term credit facility to $150 million. This will result in an increase in the demand debenture containing a first fixed charge on all the petroleum and natural gas assets and an assignment of book debts and material gas contracts to $300 million.

NOTE 5 FINANCIAL INSTRUMENTS

APF has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. APF sells forward a portion of its future production through commodity swap agreements with financial counterparties. The following contracts were outstanding as at June 30, 2003. The estimated market value at June 30, 2003, had the contracts been settled at that time, would have resulted in a reduction of revenues otherwise to be received of $0.8 million.

Period	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
July to October 2003	Natural gas	Swap	1,000 mmbtu	US$5.06/mmbtu
July to December 2003	Natural gas	Swap	6,000 GJ	C$6.57/GJ
July to September 2003	Crude oil	Swap	3,333 bbls	US$28.25/bbl
October to December 2003	Crude oil	Swap	1,500 bbls	US$27.72/bbl

At June 30, 2003, APF had fixed the interest rate on a portion of its debt as follows:

Term	Amount	Interest Rate
July to November 2003	$20,000,000	3.940% plus stamping fee
July 2003 to February 2005	$20,000,000	3.665% plus stamping fee
July 2003 to May 2005	$20,000,000	3.750% plus stamping fee

The estimated market value of these interest rate contracts at June 30, 2003, had they been settled at that time, would be a cost of $0.39 million.

NOTE 6 UNITHOLDERS' EQUITY

	June 30, 2003		December 31, 2002	
Trust Units	Number of Units	$	Number of Units	$
Balance – Beginning of period	22,942,417	$ 214,405,160	15,583,880	$ 141,068,870
Issued to acquire Hawk Oil	3,990,474	37,709,979	–	–
Issued for Kinwest Acquisition	–	–	3,385,510	36,055,682
Issued for cash	5,351,645	55,670,019	3,303,665	32,250,016
Cost of units issued	–	(3,293,310)	–	(1,860,678)
Issued under management internalization	–	–	608,185	6,337,288
Issued on exercise of options/rights	91,856	840,924	61,177	553,982
	32,376,392	$ 305,332,772	22,942,417	$ 214,405,160

The per unit calculations for the three month period ended June 30, 2003 were based on weighted average trust units outstanding of 32,191,080 (June 30, 2002 – 20,020,971). In computing diluted net income per unit, 97,786 units were added to the weighted average number of units outstanding during the period ended June 30, 2003 (June 30, 2002 – 52,927) for the dilutive effect of employee options and rights to acquire trust units. The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

During the three month period ended June 30, 2003, no options were granted to employees to purchase trust units. At June 30, 2003, there were 183,756 trust unit options outstanding, of which 116,626 were exercisable.

	June 30, 2003		December 31, 2002	
Trust Unit Options	Number of Options	Weighted Average Price	Number of Options	Weighted Average Price
Balance – Beginning of period	244,029	$ 9.13	330,540	$ 9.32
Granted	–	–	–	–
Exercised	(49,499)	9.27	(58,677)	9.03
Cancelled	(10,774)	9.42	(27,834)	11.62
Balance – End of period	183,756	$ 9.07	244,029	$ 9.13
Exercisable – End of period	116,626	$ 8.72	76,488	$ 8.72

During the three month period ended June 30, 2003, 1,444,723 trust unit rights were granted to employees and directors. At June 30, 2003, there were 1,816,032 trust unit rights outstanding, of which 80,784 were exercisable.

	June 30, 2003		December 31, 2002	
Trust Unit Rights	Number of Rights	Weighted Average Price	Number of Rights	Weighted Average Price
Balance – Beginning of period	429,333	$ 9.37	–	$ –
Granted	1,444,723	9.67	441,233	9.86
Exercised	(42,357)	9.02	(2,500)	9.73
Cancelled	(15,667)	9.68	(9,400)	9.73
Balance – Before price reduction	1,816,032	$ 9.61	429,333	$ 9.86
Reduction of exercise price	–	(0.06)	–	(0.49)
Balance – End of period	1,816,032	$ 9.55	429,333	$ 9.37
Exercisable – End of period	80,784	$ 9.09	–	$ –

APF has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements.

The exercise price of the rights granted under APF's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it depends upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase of oil and natural gas properties. Therefore it is not possible to determine a fair value under the rights plan.

As it is not possible to determine the fair value of rights under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements. The cumulative amount at June 30, 2003 is $362,267 of which $145,131 was included as the cumulative proforma compensation cost at March 31, 2003. For the period ended June 30, 2003, the charge to net income for the estimated cost associated with rights granted under the plan would be $217,136.

NOTE 7 SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

	Three months ended June 30		Six months ended June 30	
Cash payments related to certain items	2003	2002	2003	2002
Interest	$ 1,076,975	$ 297,664	$ 1,992,381	$ 832,425
Distributions to minority interests	–	75,044	–	86,151
Distributions to unitholders	17,432,225	8,997,036	29,071,340	16,497,532
Capital and other taxes	880,935	313,073	2,044,682	645,108
Non-Cash Transactions				
Issue of units for Hawk Oil Inc.	–	–	37,709,979	–
Issue of units for Kinwest Acquisition	–	34,362,927	–	34,362,927
Future taxes	13,266,064	21,399,789	31,531,732	21,399,789
	13,266,064	55,762,716	69,241,711	55,762,716
Property, plant and equipment	$ (13,266,064)	$ (55,762,716)	$ (69,241,711)	$ (55,762,716)

NOTE 8 INCOME TAXES

During the second quarter of 2003, the Canadian and Alberta governments substantively enacted reductions in corporate income tax rates. The enacted rates are to be phased in over 5 years commencing in 2003. As a result, APF recorded an adjustment to future income taxes, increasing earnings by $9.4 million.

NOTE 9 SUBSEQUENT EVENTS

Public Offering

On July 3, 2003, APF closed a $50.0 million offering of 9.40% convertible unsecured subordinated debentures. The net proceeds of the offering, after deducting expenses of the issue and after the Agents' commissions, was approximately $47.6 million and was initially used to repay debt. The debentures are convertible at the option of the holder at a price of $11.25 per Trust Unit.

Offer to Purchase CanScot Resources Ltd.

On August 5, 2003, APF entered into an agreement to make an offer to purchase all of the issued and outstanding shares of CanScot Resources Ltd. ("CanScot") for $2.60 per share in cash or Trust Units. If accepted by holders of all of the CanScot shares, the offer will result in payment of approximately $34.9 million in cash or 0.226 Trust Units for each CanScot share and the assumption of CanScot's bank debt of approximately $4.6 million.

CORPORATE INFORMATION

HEAD OFFICE
2100, 144 – Fourth Avenue S.W.
Calgary, Alberta T2P 3N4
Tel: (403) 294-1000
Toll Free: (800) 838-9206
Fax: (403) 294-1074
Internet: www.apfenergy.com
E-mail: invest@apfenergy.com

DIRECTORS AND OFFICERS OF APF ENERGY INC.

Donald Engle
Independent Director and
Chairman of the Board (1)(2)(3)

William Dickson
Independent Director (1)(3)

Daniel Mercier
Independent Director (2)

Robert MacDonald
Independent Director (1)

Martin Hislop
Director
Chief Executive Officer

Steven Cloutier
Director (2)
President and Chief Operating Officer

John Ewing
Vice President, GeoScience

Alan MacDonald
Vice President, Finance

Bonnie Nicol
Vice President, Operations

Ken Pretty
Vice President, Corporate Development and Land

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Reserves Committee

LEGAL COUNSEL
Parlee McLaws LLP
Calgary, Alberta

BANK
National Bank of Canada
Calgary, Alberta

ENGINEERING CONSULTANTS
Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

TRUSTEE, REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Calgary, Alberta

AUDITORS
PricewaterhouseCoopers LLP
Calgary, Alberta

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: AY.UN and AY.DB

FIELD OFFICE
2100 King Street
Estevan, Saskatchewan S4A 2B4
Tel: (306) 634-0066
Fax: (306) 634-0077

ABBREVIATIONS

bbls	barrels
bbl/d	barrels per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent (6 mcf = 1 boe)
boe/d	barrels of oil equivalent per day
NGL	natural gas liquids
IPO	Initial Public Offering

APF ENERGY TRUST is an open-ended royalty trust created in December 1996 to provide unitholders with stable distributions based on cash flow generated from high quality oil and gas properties located in Western Canada.

Through strong acquisitions and effective optimization initiatives, APF has increased production by 636%, from 1,707 boe/d in the fourth quarter of 1996 to 12,557 boe/d in the second quarter of 2003.

Since completing its IPO at $10 per unit, the Trust has generated cumulative distributions of $13.105 per unit.

ANALYSE PAR LA DIRECTION

L'analyse par la direction doit être lue à la lumière des états financiers intermédiaires consolidés non vérifiés du trimestre terminé le 30 juin 2003 ainsi que de l'analyse par la direction et des états financiers consolidés vérifiés de l'exercice terminé le 31 décembre 2002.

POINTS SAILLANTS

Au deuxième trimestre de 2003, le volume de production sans précédent et la bonne tenue du prix des marchandises se sont traduits par des flux de trésorerie de 21,6 M$ (0,67 $ par part), contre 9,9 M$ (0,49 $ par part) pour le trimestre correspondant de 2002.

Les distributions se sont chiffrées à 18,9 M$ (0,59 $ par part), et le montant résiduel des flux de trésorerie a été affecté au financement des dépenses en immobilisations et au fonds de restauration des lieux.

Les produits du trimestre ont atteint 41,9 M$, en hausse de 95 % par rapport aux produits du deuxième trimestre de 2002, soit 21,5 M$. APF a dégagé un bénéfice net de 21,1 M$ pour le deuxième trimestre, en regard de 4,4 M$ en 2002.

Le 2 avril 2003, APF a conclu un placement de 5,3 millions de parts de fiducie au prix de 10,40 $ par part. Le produit net tiré de ce placement s'est élevé à environ 52,1 M$.

Le 6 août 2003, APF a annoncé qu'elle avait convenu d'acquérir CanScot Resources Ltd. (« CanScot »), petite société pétrolière et gazière cotée en Bourse qui produit activement du gaz naturel à partir de méthane de gisements houillers, pour une contrepartie totale d'environ 39,5 M$. Les actionnaires de CanScot ont jusqu'au 23 septembre 2003 pour présenter leurs actions.

ACQUISITION DE NYCAN ENERGY CORP.

Le 28 avril 2003, APF a conclu l'acquisition de Nycan Energy Corp. (« Nycan »), petite société pétrolière et gazière cotée en Bourse dont la production est approximativement de 1 265 bep/j, pour un montant de 42,3 M$, lequel se compose d'un paiement en espèces de 34,4 M$ et de la prise en charge de la dette nette de 7,9 M$.

Selon les exigences du *Manuel de l'ICCA*, APF a inscrit un écart d'acquisition de 8,8 M$ à l'égard de l'acquisition de Nycan. Ce dernier découle du fait que APF a acquis les réserves pétrolières et gazières de Nycan, lesquelles présentent un solde de catégorie fiscale inférieur. L'écart d'acquisition a été établi selon l'excédent de la contrepartie versée et des passifs d'impôts futurs inscrits au moment de l'acquisition sur la juste valeur des actifs de Nycan. La juste valeur des actifs de Nycan a été déterminée en fonction des résultats d'une évaluation indépendante des réserves.

Les activités de Nycan ont été intégrées dans les états financiers consolidés de APF depuis le 28 avril 2003, soit la date de clôture de l'acquisition.

PRODUCTION

Au deuxième trimestre de 2003, le volume de production a connu une hausse de 56 %, principalement en raison de la prise en compte, pour un trimestre entier, de la production découlant de l'acquisition de Kinwest, de Paddle River et de Hawk et, pour deux mois, de la production découlant de l'acquisition de Nycan.

	Trimestres terminés les 30 juin			Semestres terminés les 30 juin		
Volume quotidien de production	2003	2002	Variation	2003	2002	Variation
Pétrole lourd (b/j)	6 306	4 877	29 %	6 325	4 520	40 %
Gaz naturel (kpi³/j)	35 758	18 504	93 %	32 271	17 876	81 %
LGN (b/j)	291	109	167 %	278	110	153 %
Total (bep/j)	12 557	8 070	56 %	11 982	7 609	57 %

PRIX

Le prix du pétrole de référence West Texas Intermediate (« WTI ») s'est établi en moyenne à 28,90 $ US/b au cours du deuxième trimestre de 2003, en hausse de 10 % sur les 26,25 $ US/b enregistrés en moyenne au deuxième trimestre de 2002. Au Canada, les prix du pétrole brut sont fondés sur le prix du pétrole WTI, ajusté pour tenir compte des frais de transport, des écarts de prix et des taux de change. Le prix obtenu par APF repose sur le prix affiché par les raffineurs, déduction faite des frais de transport et des ajustements pour tenir compte des écarts entre la qualité du pétrole d'APF et celui dont le prix est affiché, et il est ajusté pour tenir compte des opérations de couverture. En 2003, APF a obtenu un prix moyen de 33,18 $/b pour le pétrole, soit une hausse de 3 % sur le prix de 32,21 $/b obtenu en 2002. Les prix du pétrole au Canada ont subi l'incidence défavorable de l'appréciation du dollar canadien en regard du dollar américain.

En ce qui concerne le gaz naturel, APF a obtenu un prix moyen de 6,59 $/kpi³ au cours du deuxième trimestre de 2003, une hausse de 74 % par rapport au prix moyen de 3,79 $/kpi³ obtenu au cours du trimestre correspondant de 2002. Le prix de référence AECO a affiché une hausse de 57 % au cours du deuxième trimestre par rapport à la même période en 2002.

Prix – après opérations de couverture

	Trimestres terminés les 30 juin					Semestres terminés les 30 juin				
	2003		2002		Variation	2003		2002		Variation
Pétrole lourd ($ CA/b)	33,18	$	32,21	$	3 %	36,74	$	31,79	$	16 %
Gaz naturel ($ CA/kpi³)	6,59		3,79		74 %	7,12		3,48		105 %
LGN ($ CA/b)	30,09		23,77		27 %	34,03		21,91		55 %
Total ($ CA/bep)	36,12	$	28,48	$	27 %	39,36	$	27,38	$	44 %
WTI ($ US/b)	28,90	$	26,25	$	10 %	31,35	$	24,09	$	30 %
Gaz AECO ($/kpi³)	6,99		4,44		57 %	7,46		3,88		92 %

COUVERTURE

APF gère activement le risque lié au prix des marchandises au moyen de contrats de couverture qui mettent les produits à l'abri des fluctuations des prix des marchandises. Les opérations de couverture visent à stabiliser les niveaux de distribution en espèces par la fixation du prix d'une partie du portefeuille de production. Pour le trimestre, les opérations de couverture sur pétrole brut ont diminué de 0,29 $/b en moyenne le prix obtenu, alors que celles sur gaz naturel ont diminué de 0,07 $/kpi³en moyenne le prix obtenu. Au cours du deuxième trimestre de 2002, les opérations de couverture avaient réduit de 3,84 $/b le prix obtenu pour le pétrole brut; elles n'avaient toutefois eu aucune incidence sur le prix du gaz naturel pendant cette période.

Situation actuelle de couverture

Période	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix moyen de couverture
Juillet à décembre 2003	Gaz naturel	Swap	1 000 GJ	5,80 $ CA/GJ
Juillet à octobre 2003	Gaz naturel	Swap	1 000 MBtu	5,06 $ US/MBtu
Juillet à décembre 2003	Gaz naturel	Swap	5 000 GJ	6,72 $ CA/GJ
Juillet à septembre 2003	Pétrole brut	Swap	3 333 b	28,25 $ US/b
Octobre à décembre 2003	Pétrole brut	Swap	2 167 b	28,54 $ US/b
Janvier à mars 2004	Pétrole brut	Swap	667 b	29,04 $ US/b

PRODUITS
Pétrole et gaz

	Trimestres terminés les 30 juin				Semestres terminés les 30 juin			
	2003		2002		2003		2002	
(en milliers)	$	%	$	%	$	%	$	%
Ventes de pétrole brut	19 202	46	16 001	74	44 309	51	26 820	70
Ventes de gaz naturel	21 681	52	6 388	30	42 098	49	11 159	29
Ventes de LGN	796	2	236	1	1 710	2	435	1
Activités de couverture	(403)	(1)	(1 702)	(8)	(2 748)	(3)	(700)	(2)
Autres	601	1	572	3	1 009	1	723	2
	41 877	100	21 495	100	86 378	100	38 437	100

REDEVANCES

Les redevances par baril équivalent de pétrole produit se sont accrues de 23 % au deuxième trimestre de 2003 en regard de celles du trimestre correspondant de 2002 par suite de l'augmentation des prix du gaz naturel et conformément au barème fondé sur les prix pour les redevances à la Couronne sur le gaz naturel en Alberta. Exprimées en pourcentage des produits, elles sont restées à peu près inchangées au cours du deuxième trimestre, passant de 20,9 % en 2002 à 20,5 % en 2003.

	Trimestres terminés les 30 juin						Semestres terminés les 30 juin					
(en milliers)	2003		2002		Variation		2003		2002		Variation	
Redevances à la Couronne	5 125	$	2 692	$	90	%	10 260	$	4 904	$	109	%
Redevances de propriétaire franc	2 754		1 386		99	%	5 866		2 418		143	%
Redevances dérogatoires	702		417		68	%	1 547		721		115	%
Total des redevances	8 581		4 495		91	%	17 673		8 043		120	%
En pourcentage des produits, après opérations de couverture	20,5	%	20,9	%	(2)	%	20,5	%	20,9		(2)	%
Par bep	7,51	$	6,12	$	23	%	8,15	$	5,84		40	%

CHARGES D'EXPLOITATION

Les charges d'exploitation se sont accrues de 8 %, passant de 6,21 $/bep pour le deuxième trimestre de 2002 à 6,68 $/bep pour le trimestre correspondant de 2003. Cette hausse reflète l'accroissement des frais en champ à l'égard du portefeuille actuel de propriétés de APF et l'augmentation des coûts du carburant et des services publics. L'incidence de ces deux facteurs devrait annuler celle des mesures visant l'efficacité de l'exploitation, mises en œuvre en 2003 en vue de comprimer les charges d'exploitation. La montée des charges d'exploitation par bep correspond bien aux tendances générales du secteur et devrait se poursuivre jusqu'à la fin de 2003.

	Trimestres terminés les 30 juin						Semestres terminés les 30 juin					
(en milliers)	2003		2002		Variation		2003		2002		Variation	
Charges d'exploitation	7 629	$	4 563	$	67	%	14 347	$	8 306	$	73	%
Par bep	6,68	$	6,21	$	8	%	6,62	$	6,03	$	10	%

FRAIS GÉNÉRAUX ET ADMINISTRATIFS

En termes absolus, les frais généraux et administratifs se sont chiffrés à 2,33 M$ pour le deuxième trimestre de 2003 contre 1,15 M$ pour le deuxième trimestre de 2002, une hausse de 103 %. De même, les frais par baril équivalent de pétrole ont affiché une remontée de 31 % pour atteindre 2,04 $/bep en 2003, contre 1,56 $/bep en 2002. La hausse est principalement attribuable aux coûts liés à l'accroissement des effectifs par suite de l'acquisition de Kinwest, de Hawk et de Nycan ainsi qu'aux coûts du régime incitatif à court terme de la société.

	Trimestres terminés les 30 juin						Semestres terminés les 30 juin					
(en milliers)	2003		2002		Variation		2003		2002		Variation	
Frais généraux et administratifs	2 335	$	1 149	$	103	%	3 709	$	2 061	$	80	%
Par bep	2,04	$	1,56	$	31	%	1,71	$	1,50	$	14	%

FRAIS DE GESTION

Avant l'internalisation du contrat de gestion, le gestionnaire obtenait des frais de gestion équivalant à 3,5 % des produits nets de production. Pour le deuxième trimestre de 2002, les frais de gestion se sont chiffrés à 0,43 M$ (0,59 $/bep). Depuis le 1er janvier 2003, APF n'engage plus de tels frais.

	Trimestres terminés les 30 juin						Semestres terminés les 30 juin					
(en milliers)	2003		2002		Variation		2003		2002		Variation	
Frais de gestion	-	$	433	$	(100)	%	-	$	771	$	(100)	%
Par bep	-	$	0,59	$	(100)	%	-	$	0,56	$	(100)	%

INTÉRÊTS DÉBITEURS

Les intérêts débiteurs se sont élevés à 1,05 M$ (0,92 $/bep) pour le deuxième trimestre de 2003, alors qu'ils s'étaient établis à 0,44 M$ (0,60 $/bep) pour le trimestre correspondant de 2002, affichant une hausse de 139 %. Cette hausse provient de l'augmentation de l'encours moyen de la dette au cours de la période en raison des acquisitions.

	Trimestres terminés les 30 juin 2003						Semestres terminés les 30 juin 2003					
(en milliers)	2003		2002		Variation		2003		2002		Variation	
Intérêts débiteurs	1 053	$	440	$	139	%	2 207	$	964	$	129	%
Par bep	0,92	$	0,60	$	54	%	1,02	$	0,70	$	45	%

ÉPUISEMENT ET AMORTISSEMENT

L'épuisement et l'amortissement ont augmenté de 5 %, passant de 9,67 $/bep pour le trimestre terminé le 30 juin 2002 à 10,17 $/bep pour le trimestre correspondant de 2003. Cette hausse rend compte de l'accroissement de l'assiette d'actifs épuisables découlant de l'acquisition de Hawk et de Nycan.

	Trimestres terminés les 30 juin						Semestres terminés les 30 juin					
(en milliers)	2003		2002		Variation		2003		2002		Variation	
Épuisement et amortissement	11 623	$	7 105	$	64	%	21 576	$	13 398	$	61	%
Par bep	10,17	$	9,67	$	5	%	9,95	$	9,73	$	2	%

FRAIS DE RESTAURATION DES LIEUX

Pour le trimestre terminé le 30 juin 2003, les frais de restauration des lieux ont augmenté de 17 % et se sont établis à 0,71 $/bep en regard de 0,61 $/bep pour le trimestre correspondant de 2002.

	Trimestres terminés les 30 juin						Semestres terminés les 30 juin					
(en milliers)	2003		2002		Variation		2003		2002		Variation	
Frais de restauration des lieux	810	$	445	$	82	%	1 531	$	918	$	67	%
Par bep	0,71	$	0,61	$	17	%	0.,71	$	0,67	$	6	%

IMPÔTS

Pour le deuxième trimestre de 2003, l'impôt sur le capital de la Saskatchewan et l'impôt fédéral des grandes sociétés se sont chiffrés à 0,69 M$ contre 0,51 M$ pour la même période un an plus tôt.

Le 9 juin 2003, le programme de modifications fiscales visant la réduction, sur une période de cinq ans, de l'impôt fédéral sur les bénéfices relatifs à des ressources est entré pratiquement en vigueur. Ce programme comporte une baisse du taux d'imposition des sociétés de ressources, l'instauration d'une déduction à l'égard de la totalité des redevances versées à la Couronne et l'élimination de la déduction relative aux ressources. Par conséquent, APF a inscrit une économie d'impôts futurs additionnelle de 9,4 M$ au cours du deuxième trimestre de 2003. Cet ajustement a eu une incidence de 0,29 $ par part sur le bénéfice net du trimestre (montant dilué de 0,29 $) et de 0,33 $ par part (montant dilué de 0,33 $) sur celui du semestre.

	Trimestres terminés les 30 juin						Semestres terminés les 30 juin					
(en milliers)	2003		2002		Variation		2003		2002		Variation	
Impôts sur le capital et autres impôts	689	$	513	$	34	%	1 525	$	884	$	73	%
Par bep	0,60	$	0,70	$	(14)	%	0,70	$	0,64	$	10	%
Économie d'impôts sur les bénéfices futurs	(11 980)	$	(2 169)	$	452	%	(10 942)	$	(3 921)	$	179	%

BÉNÉFICE NET

APF a dégagé un bénéfice net de 21,14 M$, soit 0,66 $ par part (bénéfice dilué par part de 0,65 $), au deuxième trimestre de 2003, contre un bénéfice de 4,43 M$, soit 0,22 $ par part (bénéfice dilué par part de 0,22 $), pour le trimestre correspondant de 2002. Le bénéfice net du semestre terminé le 30 juin 2003 s'est élevé à 34,75 M$, soit 1,21 $ par part (bénéfice dilué par part de 1,21 $), en regard d'un bénéfice de 6,84 M$, soit 0,37 $ par part (bénéfice dilué par part de 0,37 $) pour la même période en 2002. Ces hausses sont principalement attribuables à la montée des prix des marchandises, à l'accroissement du volume de production et à l'ajustement de 9,4 M$ au titre des impôts sur les bénéfices futurs.

DISTRIBUTIONS EN ESPÈCES

Les distributions en espèces se sont élevées à 18,92 M$, ou 0,59 $ par part de fiducie, pour le deuxième trimestre de 2003, contre 9,51 M$, ou 0,45 $ par part de fiducie, pour la période correspondante de 2002. Les distributions aux porteurs de parts correspondent à 88 % des flux de trésorerie du deuxième trimestre, qui s'élevaient à 21,56 M$. Pour l'exercice à ce jour, les distributions ont totalisé 31,98 M$ (1,10 $ par part), soit 68 % des flux de trésorerie de la période. Au cours du deuxième trimestre, un montant de 2,0 M$ a été affecté au financement des dépenses en immobilisations et un montant de 0,5 M$ a été affecté au fonds de restauration des lieux. Pour le reste de l'exercice 2003, APF a l'intention d'appliquer sa politique historique en matière de distributions, c'est-à-dire de conserver une partie des flux de trésorerie disponibles pour l'affecter au financement des dépenses en immobilisations et des projets de développement.

LIQUIDITÉS ET RESSOURCES EN CAPITAL

Au 30 juin 2003, la dette bancaire d'APF se chiffrait à 102,0 M$, et le fonds de roulement affichait une insuffisance de 0,5 M$, ce qui porte la dette nette à 102,5 M$. Le 3 juillet 2003, APF a procédé à la clôture d'un placement de débentures subordonnées non garanties convertibles à 9,40 % d'un montant en capital de 50 M$. Le produit net de ce placement, qui a totalisé approximativement 47,6 M$, a servi en premier lieu à financer le solde de 15,9 M$ de l'acquisition d'une participation dans la concession Swan Hills et à rembourser la dette, et servira, en dernier lieu, à financer l'acquisition de CanScot.

PERSPECTIVES

APF procède de manière active à l'intégration de Nycan et au classement par ordre de priorité des possibilités de forage et de mise en valeur des propriétés de cette société et des propriétés visées par l'acquisition prévue de CanScot. APF s'attend à ce que les dépenses en immobilisations engagées en 2003 dans le cadre de son programme de développement atteignent environ 30,0 M$.

APF prévoit un programme actif de forage et de mise en valeur pour le troisième trimestre, car elle réalise des progrès à l'égard des mesures d'optimisation dont la mise en œuvre avait été repoussée au cours du deuxième trimestre en raison de la durée anormalement longue de la période de débâcle.

APF est déterminée à préserver la stabilité à long terme des distributions en espèces et croit que les prix du pétrole brut et du gaz naturel continueront d'afficher une bonne tenue.

BILANS CONSOLIDÉS

(non vérifié)	30 juin 2003		31 décembre 2002	
ACTIF				
Actif à court terme				
Encaisse	**2 313 823**	$	950 402	$
Comptes débiteurs	**24 045 463**		21 111 316	
Autres éléments d'actif à court terme	**3 271 064**		2 778 962	
	29 630 350		24 840 680	
Fonds de restauration des lieux	**1 591 462**		783 778	
Acompte sur l'acquisition d'une propriété	**9 175 000**		-	
Écart d'acquisition (note 3)	**31 345 371**		11 475 761	
Immobilisations	**362 111 278**		260 526 682	
	433 853 461	$	297 626 901	$
PASSIF				
Passif à court terme				
Comptes créditeurs et charges à payer	**23 678 981**	$	16 943 193	$
Montants à payer à APF Management Inc.	**-**		3 923 164	
Distributions en espèces à payer	**6 475 278**		3 564 891	
	30 154 259		24 431 248	
Impôts futurs	**60 214 699**		39 624 685	
Dette à long terme (note 4)	**102 000 000**		88 000 000	
Obligation au titre de la restauration des lieux	**8 441 860**		6 227 096	
	200 810 818		158 283 029	
CAPITAUX PROPRES				
Compte de placement des porteurs de parts (note 6)	**305 332 772**		214 405 160	
Cumul des bénéfices	**70 341 747**		35 588 861	
Cumul des distributions en espèces (note 2)	**(142 631 876)**		(110 650 149)	
	233 042 643		139 343 872	
	433 853 461	$	297 626 901	$

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DU CUMUL DES BÉNÉFICES

(non vérifié)	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2003	2002	2003	2002
PRODUITS				
Pétrole et gaz	**41 275 216 $**	20 923 169 $	**85 368 128 $**	37 713 699 $
Redevances, déduction faite du CIAR	**(8 581 346)**	(4 495 220)	**(17 673 008)**	(8 043 282)
Autres	**600 644**	572 224	**1 009 524**	722 987
	33 294 424	17 000 173	**68 704 644**	30 393 404
CHARGES				
Exploitation	**7 628 643**	4 563 257	**14 347 147**	8 305 936
Frais généraux et administratifs	**2 334 609**	1 148 736	**3 708 681**	2 061 244
Frais de gestion	**-**	432 902	**-**	770 671
Intérêts sur la dette à long terme	**1 053 376**	439 745	**2 206 520**	964 411
Épuisement et amortissement	**11 622 700**	7 104 641	**21 575 725**	13 398 402
Restauration des lieux	**809 654**	445 299	**1 530 715**	918 489
Impôts sur le capital et autres impôts	**688 927**	512 720	**1 524 688**	883 962
	24 137 909	14 647 300	**44 893 476**	27 303 115
Bénéfices avant impôts sur les bénéfices et part des actionnaires sans contrôle	**9 156 515**	2 352 873	**23 811 168**	3 090 289
Économie d'impôts sur les bénéfices (note 8)	**(11 980 134)**	(2 169 054)	**(10 941 718)**	(3 921 028)
Bénéfice avant part des actionnaires sans contrôle	**21 136 649**	4 521 927	**34 752 886**	7 011 317
Part des actionnaires sans contrôle	**-**	92 624	**-**	167 668
Bénéfice net	**21 136 649**	4 429 303	**34 752 886**	6 843 649
Cumul des bénéfices au début de la période	**49 205 098**	26 638 463	**35 588 861**	24 224 117
Cumul des bénéfices à la fin de la période	**70 341 747 $**	31 067 766 $	**70 341 747 $**	31 067 766 $
Bénéfice net de base par part	**0,66 $**	0,22 $	**1,21 $**	0,37 $
Bénéfice net dilué par part	**0,65 $**	0,22 $	**1,21 $**	0,37 $

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

(non vérifié)	Trimestres terminés les 30 juin		Semestre- terminés les 30 juin	
	2003	2002	2003	2002
Flux de trésorerie liés aux activités suivantes :				
Activités d'exploitation				
Bénéfice net de la période	**21 136 649 $**	4 429 303 $	**34 752 886 $**	6 843 649 $
Éléments hors trésorerie				
Épuisement et amortissement	**11 622 700**	7 104 641	**21 575 725**	13 398 402
Part des actionnaires sans contrôle	**-**	92 624	**-**	167 668
Impôts sur les bénéfices futurs	**(11 980 134)**	(2 169 054)	**(10 941 718)**	(3 921 028)
Restauration des lieux	**809 654**	445 299	**1 530 715**	918 489
Frais de restauration des lieux	**(24 612)**	(10 832)	**(158 316)**	(36 105)
	21 564 257	9 891 981	**46 759 292**	17 371 075
Variation nette des éléments hors caisse du fonds de roulement				
Comptes débiteurs	**3 796 448**	(62 135)	**3 243 935**	(1 719 415)
Autres éléments d'actif à court terme	**(9 785 762)**	382 830	**(9 543 863)**	227 622
Comptes créditeurs et charges à payer	**(360 454)**	3 290 383	**1 338 536**	4 188 954
Montant à payer à une entité apparentée/APF Management	**-**	(327 054)	**(3 923 164)**	(734 941)
Distributions en espèces à payer	**1 483 657**	513 018	**2 910 387**	1 002 478
	(4 866 111)	3 797 042	**(5 974 169)**	2 964 698
Fonds de restauration des lieux	**(458 388)**	(104 168)	**(807 684)**	(183 895)
Distributions en espèces	**(18 915 882)**	(9 510 054)	**(31 981 727)**	(17 500 010)
	(2 676 124)	4 074 801	**7 995 712**	2 651 868
Activités d'investissement				
Acquisition de Hawk Oil	**-**	-	**(3 456 736)**	-
Acquisition de Nycan Energy	**(34 286 671)**	-	**(34 286 671)**	-
Acquisition de Kinwest	**-**	(17 361 190)	**-**	(17 361 190)
Nouvelles immobilisations	**(5 726 485)**	(3 846 694)	**(11 293 111)**	(7 635 752)
Achat de propriétés pétrolifères et gazéifères	**(7 164 999)**	(3 335 651)	**(7 488 490)**	(4 655 711)
Produit de la cession de propriétés	**262 279**	637 092	**262 279**	1 356 679)
Variation des éléments hors caisse du fonds de roulement, comptes créditeurs	**739 728**	1 442 495	**(817 195)**	(994 796)
	(46 176 148)	(22 463 948)	**(57 079 924)**	(29 290 770)
Activités de financement				
Émission de parts en espèces	**55 642 350**	-	**55 670 019**	31 687 500
Émission de parts en espèces en vertu d'options d'achat d'actions	**426 578**	318 321	**840 924**	428 289
Frais d'émission des parts	**(3 072 233)**	(87 770)	**(3 293 310)**	(1 889 753)
Émission de dette à long terme – montant net	**(3 870 000)**	17 900 000	**(2 770 000)**	(3 350 000)
Distribution à la participation minoritaire de 1 %	**-**	(92 624)	**-**	(167 668)
	49 126 695	18 037 927	**50 447 633**	26 708 368
Variation de l'encaisse au cours de la période	**274 423**	(351 220)	**1 363 421**	69 466
Encaisse au début de la période	**2 039 400**	2 463 595	**950 402**	2 042 909
Encaisse à la fin de la période	**2 313 823 $**	2 112 375 $	**2 313 823 $**	2 112 375 $

Renseignements supplémentaires (note 7)

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

30 juin 2003 et 2002 (non vérifié)

1 PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés intermédiaires d'APF Energy Trust (« APF ») ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada. Ils ont été préparés suivant les mêmes conventions comptables et méthodes de calcul que celles qui ont servi à préparer les états financiers consolidés de l'exercice terminé le 31 décembre 2002. Ils doivent être lus à la lumière des états financiers consolidés et des notes y afférentes figurant dans le rapport annuel d'APF pour l'exercice terminé le 31 décembre 2002.

2 ÉTAT DES DISTRIBUTIONS EN ESPÈCES

	Trimestres terminés les 30 juin				*Semestres terminés les 30 juin*			
	2003		2002		2003		2002	
Ventes de pétrole et gaz	**41 275 216**	**$**	20 923 169	$	**85 368 128**	**$**	37 713 699	$
Autres	**600 644**		572 224		**1 009 524**		722 987	
Montant brut des redevances dérogatoires et des redevances des locateurs	**(3 456 156)**		(1 803 668)		**(7 413 044)**		(3 139 631)	
	38 419 704		19 691 725		**78 964 608**		35 297 055	
Moins								
Charges d'exploitation	**7 628 643**		4 563 257		**14 347 147**		8 305 936	
Frais généraux et administratifs	**2 114 460**		1 098 140		**3 138 034**		1 974 707	
Frais de gestion	**-**		432 902		**-**		770 671	
Frais de service de la dette	**1 053 376**		439 744		**2 206 520**		964 411	
Apport au fonds d'abandon	**483 000**		115 000		**966 000**		220 000	
Impôts sur le capital et autres impôts	**688 927**		512 720		**1 524 688**		883 962	
Dépenses en immobilisations financées à même les flux de trésorerie	**1 996 693**		-		**13 641 068**		-	
	13 965 099		7 161 763		**35 823 457**		13 119 687	
Bénéfice assujetti à la redevance	**24 454 605**		12 529 962		**43 141 151**		22 177 368	
99 % du bénéfice assujetti à la redevance	**24 210 058**		12 404 662		**42 709 738**		21 955 595	
Droits à la Couronne, déduction faite du crédit d'impôt de l'Alberta au titre des redevances	**(5 074 027)**		(2 664 638)		**(10 157 364)**		(4 854 616)	
Frais généraux et administratifs de la Fiducie	**(220 149)**		(50 595)		**(570 647)**		(86 536)	
	18 915 882		9 689 429		**31 981 727**		17 014 443	
Remboursement de capital (réserve du fonds de roulement	**-**		(179 375)		**-**		485 567	
Espèces distribuées et disponibles pour distribution	**18 915 882**		9 510 054		**31 981 727**		17 500 010	
Espèces distribuées à ce jour	**12 440 604**		6 169 994		**25 506 449**		14 159 950	
Distributions en espèces à payer	**6 475 278**	**$**	3 340 060	$	**6 475 278**	**$**	3 340 060	$
Distributions en espèces déclarées par part, montant réel	**0,59**	**$**	0,45	$	**1,10**	**$**	0,90	$
Cumul des distributions en espèces au début de la période	**123 715 994**	**$**	80 873 654	$	**110 650 149**	**$**	72 883 698	$
Distributions déclarées et payées	**12 440 604**		6 169 994		**25 506 449**		14 159 950	
Distributions déclarées et à payer	**6 475 278**		3 340 060		**6 475 278**		3 340 060	
Cumul des distributions en espèces à la fin de la période	**142 631 876**	**$**	90 3833 708	$	**142 631 876**	**$**	90 383 708	$

3 ACQUISITIONS

a) Hawk Oil Inc.

Le 5 février 2003, APF Energy a acquis la totalité des actions émises et en circulation de Hawk Oil Inc (« Hawk Oil »). L'opération a été comptabilisée suivant la méthode de l'acquisition. Le prix d'achat et la contrepartie versée se ventilent comme suit :

Actif net acquis aux valeurs attribuées	
Découvert bancaire	(5 321) $
Autres éléments du fonds de roulement	(629 156)
Immobilisations	57 146 000
Écart d'acquisition	11 078 110
Dette prise en charge	(7 900 000)
Obligation au titre de la restauration des lieux	(262 571)
Impôts futurs	(18 265 668)
Total de l'actif net acquis	41 161 394 $

Financement	
Espèces	2 856 312 $
Émission de parts de fiducie	37 709 979
Coûts d'acquisition	595 103
Total	41 161 394 $

b) Nycan Energy Inc.

Le 28 avril 2003, APF Energy a acquis la totalité des actions émises et en circulation de Nycan Energy Corp. (« Nycan »). L'opération a été comptabilisée suivant la méthode de l'acquisition. Le prix d'achat et la contrepartie versée se ventilent comme suit :

Actif net acquis aux valeurs attribuées	
Encaisse	212 493 $
Autres éléments du fonds de roulement	716 029
Immobilisations	47 495 000
Écart d'acquisition	8 791 500
Dette prise en charge	(8 870 000)
Obligation au titre de la restauration des lieux	(579 794)
Impôts futurs	(13 266 064)
Total de l'actif net acquis	34 499 164 $

Financement	
Dette bancaire	34 374 352 $
Coûts d'acquisition	124 812
Total	34 499 164 $

4 DETTE À LONG TERME

Le 17 juin 2003, les prêteurs d'APF ont convenu de porter à 150 M$ le montant pouvant être emprunté en vertu de la facilité de crédit à terme renouvelable. De ce fait, le montant de la débenture à vue comprenant une charge fixe de premier rang sur tous les éléments d'actif de pétrole et de gaz naturel d'APF et une cession des créances et des contrats de gaz naturel importants a été relevé à 300 M$.

5 INSTRUMENTS FINANCIERS

APF s'est dotée d'un programme de gestion des risques de prix qui fixe le prix des marchandises associé à une partie de sa production future. APF vend à terme une partie de sa production future au moyen de swaps sur marchandises qu'elle conclut avec des contreparties jouissant d'une bonne situation financière. Les contrats suivants étaient en cours au 30 juin 2003. La valeur marchande estimative au 30 juin 2003, si les contrats avaient été réglés à ce moment-là, aurait entraîné une baisse des produits de 0,8 M$, produits qui, dans d'autres circonstances, auraient été touchés.

Période	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix de couverture moyen
Juillet à octobre 2003	Gaz naturel	Swap	1 000 MBtu	5,06 $ US/MBtu
Juillet à décembre 2003	Gaz naturel	Swap	6 000 GJ	6,57 $ CA/GJ
Juillet à septembre 2003	Pétrole brut	Swap	3 333 barils	28,25 $ US/b
Octobre à décembre 2003	Pétrole brut	Swap	1 500 barils	27,72 $ US/b

Au 30 juin 2003, APF avait fixé le taux d'intérêt à l'égard d'une partie de sa dette comme suit :

Durée	Montant	Taux d'intérêt
Juillet à novembre 2003	20 000 000 $	3,940 % plus commission d'acceptation
Juillet 2003 à février 2005	20 000 000 $	3,665 % plus commission d'acceptation
Juillet 2003 à mai 2005	20 000 000 $	3,750 % plus commission d'acceptation

La valeur marchande estimative de ces contrats sur taux d'intérêt au 30 juin 2003, s'ils avaient été réglés à ce moment-là, aurait représenté un coût de 0,39 M$.

6 CAPITAUX PROPRES

	30 juin 2003			31 décembre 2002		
	Nombre de parts			Nombre de parts		
Parts de fiducie						
Solde au début de la période	22 942 417	214 405 160	$	14 583 880	141 068 870	$
Émises pour l'acquisition de Hawk Oil	3 990 474	37 709 979		-	-	
Émises pour l'acquisition de Kinwest	-	-		3 385 510	36 055 682	
Émises contre espèces	5 351 645	55 670 019		3 303 665	32 250 016	
Coût des parts émises	-	(3 293 310)		-	(1 860 678)	
Émises dans le cadre de l'internalisation d'un contrat de gestion	-	-		608 185	6 337 288	
Émises à l'exercice d'options/droits	91 856	840 924		61 177	553 982	
	32 376 392	305 332 772	$	22 942 417	214 405 160	$

Les données par part pour le trimestre terminé le 30 juin 2003 ont été établies en fonction d'un nombre moyen pondéré de parts de fiducie en circulation de 32 191 080 (20 020 971 pour le trimestre terminé le 30 juin 2002). Pour le calcul du résultat dilué par part, 97 786 parts ont été ajoutées au nombre moyen pondéré de parts en circulation au cours du trimestre terminé le 30 juin 2003 (52 927 pour le trimestre terminé le 30 juin 2002) pour tenir compte de l'effet dilutif des options et des droits d'achat de parts de fiducie des salariés. La distribution par part effectuée ou déclarée correspond à la distribution réelle qui a été effectuée ou déclarée en fonction du nombre de parts en circulation à la date pertinente.

Au cours du trimestre terminé le 30 juin 2003, aucune option ni aucun droit d'achat de parts de fiducie n'a été attribué à des salariés. Au 30 juin 2003, 183 756 options d'achat de parts de fiducie étaient en cours, dont 116 626 pouvaient être exercées.

	30 juin 2003			31 décembre 2002		
Options d'achat de parts de fiducie	Nombre d'options	Prix d'exercice moyen pondéré		Nombre d'options	Prix d'exercice moyen pondéré	
Solde au début de la période	244 029	9,13	$	330 540	9,32	$
Attribuées	-	-		-	-	
Exercées	(49 499)	9,27		(58 677)	9,03	
Annulées	(10 774)	9,42		(27 834)	11,62	
Solde à la fin de la période	183 756	9,07	$	244 029	9,13	$
Options pouvant être exercées à la fin de la période	116 626	8,72	$	76 488	8,72	$

Au cours du trimestre terminé le 30 juin 2003, 1 444 726 droits d'achat de parts de fiducie ont été attribués à des salariés et à des administrateurs. Au 30 juin 2003, 1 816 032 droits d'achat de parts de fiducie étaient en cours, dont 80 784 pouvaient être exercés.

	30 juin 2003			31 décembre 2002		
Droits d'achat de parts de fiducie	Nombre de droits	Prix d'exercice moyen pondéré		Nombre de droits	Prix d'exercice moyen pondéré	
Solde au début de la période	429 333	9,37	$	-	-	$
Attribués	1 444 723	9,67		441 233	9,86	
Exercés	(42 357)	9,02		(2 500)	9,73	
Annulés	(15 667)	9,68		(9 400)	9,73	
Solde avant la diminution du prix	1 816 032	9,61	$	429 333	9,86	$
Diminution du prix d'exercice	-	(0,06)		-	(0,49)	
Solde à la fin de la période	1 816 032	9,55	$	429 333	9,37	$
Droits pouvant être exercés à la fin de la période	80 784	9,09	$	-	-	$

APF a choisi de continuer d'appliquer la méthode de la valeur intrinsèque pour comptabiliser les ententes de rémunération à base d'actions.

Le prix d'exercice des droits d'achat de parts attribués, prévu par le régime de droits d'achat de parts de fiducie d'APF, pourrait être diminué aux cours des trimestres futurs conformément aux termes du régime. Il est difficile d'évaluer de quel ordre sera la diminution puisque cette dernière dépend de plusieurs facteurs, notamment, mais sans en exclure d'autres, les prix futurs obtenus sur la vente de pétrole et de gaz naturel, la production future de pétrole et de gaz naturel, l'établissement des montants retenus sur les distributions futures en vue de financer les dépenses en immobilisations et l'achat de propriétés pétrolifères et gazéifères. Par conséquent, il n'est pas possible de fixer une juste valeur aux termes du régime de droits d'achat de parts de fiducie.

Vu l'impossibilité de fixer la juste valeur des droits d'achat de parts conformément au régime, le coût de la rémunération aux fins de la présentation de l'information pro forma est fondé sur l'excédent du prix par part sur le prix d'exercice à la date des états financiers. Le montant cumulatif au 30 juin 2003 est de 362 267 $, dont 145 131 $

avaient été inscrits à titre de charge de rémunération pro forma au 31 mars 2003. L'imputation au bénéfice net au titre du coût estimatif associé aux droits d'achat de parts attribués aux termes du régime serait de 217 136 $ pour le trimestre terminé le 30 juin 2003.

7 RENSEIGNEMENTS SUPPLÉMENTAIRES SUR LES FLUX DE TRÉSORERIE

	Trimestres terminés les 30 juin				Semestres terminés les 30 juin			
	2003		2002		2003		2002	
Paiements en espèces liés aux éléments suivants :								
Intérêts	1 076 975	$	297 664	$	1 992 381	$	832 425	$
Distributions à la participation minoritaire	-		75 044		-		86 151	
Distributions aux porteurs de parts	17 432 225		8 997 036		29 071 340		16 497 532	
Impôts sur le capital et autres impôts	880 935		313 073		2 044 682		645 108	
Opérations hors trésorerie								
Émission de parts pour Hawk oil Inc.	-		-		37 709 979		-	
Émission de parts pour l'acquisition de Kinwest	-		34 362 927		-		34 362 027	
Impôts futurs	13 266 064		21 399 789		31 531 732		21 399 789	
	13 266 064		55 762 716		69 241 711		55 762 716	
Immobilisations	(13 266 064)	$	(55 762 716)	$	(69 241 711)	$	(55 762 716)	$

8 IMPÔTS SUR LES BÉNÉFICES

Au cours du deuxième trimestre de 2003, des réductions des taux d'imposition des sociétés sont entrées pratiquement en vigueur au Canada et en Alberta. Ces réductions seront mises en œuvre progressivement sur une période de cinq ans à compter de 2003. En conséquence, APF a inscrit un ajustement à l'égard des impôts sur les bénéfices futurs, qui a augmenté le bénéfice de 9,4 M$.

9 ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Appel public à l'épargne

Le 3 juillet 2003, APF a procédé à la clôture d'un placement de débentures subordonnées non garanties convertibles à 9,40 % d'un montant en capital de 50 M$. Le produit net de ce placement, déduction faite des frais d'émission et des honoraires des courtiers, a totalisé approximativement 47,6 M$ et a servi en premier lieu à rembourser des dettes. Les débentures sont convertibles au gré du détenteur à un prix de 11,25 $ par part de fiducie.

Offre d'achat de CanScot Resources Ltd.

Le 5 août 2003, APF a conclu une entente aux termes de laquelle elle convient d'effectuer une offre d'achat de toutes les actions émises et en circulation de CanScot Resources Ltd. (« CanScot ») à un prix de 2,60 $ payable en espèces ou en parts de fiducie. Si cette offre est acceptée par la totalité des actionnaires de CanScot, elle se traduira par un paiement en espèces d'environ 34,9 M$ ou l'émission de 0,226 part de fiducie par action de CanScot et la prise en charge de la dette bancaire de CanScot, laquelle s'élève approximativement à 4,6 M$.

Exemption Order # 82-5166

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN; AY.DB

APF Energy Trust announces monthly distribution of $0.20 per unit

Trust maintains its basic distribution at $0.175 per month, and declares a special distribution of $0.025

August 20, 2003 – APF Energy Trust announces that its next monthly distribution will be $0.20 per trust unit, comprised of a basic payment of $0.175 and a special payment of $0.025. Payment will be made on September 15, 2003, to unitholders of record on August 29, 2003. The ex-distribution date is August 27, 2003.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. This news release is not for distribution to U.S. newswire services or for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President or Alan MacDonald, VP Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

Exemption Order # 82-5166

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN
TSX: AY.DB

APF Energy Releases Second Quarter Results

August 25, 2003 - APF Energy Trust ("APF" or the "Trust") is pleased to report its operating and financial results for the three and six months ended June 30, 2003.

Highlights

- Increased production by 56% over the second quarter of last year;
- Completed the acquisition of Nycan Energy Corp. for $42.3 million with attractive metrics of $33,000 per flowing boe and $8.00 per established boe of reserves;
- Raised $55.1 million through a public offering of 5.3 million units;
- Acquired downhole rights at Countess for $7.03 million, expanding the production potential for APF in that core area;
- Continued to deliver outstanding results for investors with a total return of 23% since the end of the second quarter last year.

SUMMARY OF OPERATING & FINANCIAL RESULTS

	3 months ended June 30		6 months ended June 30	
Operating	2003	2002	2003	2002
Daily production (average)				
Oil (bbl)	6,306	4,877	6,325	4,520
Gas (mcf)	35,758	18,504	32,271	17,876
NGL (bbl)	291	109	278	110
Total (boe: 6mcf = 1boe)	12,557	8,070	11,982	7,609
Production split				
Oil and NGL	53%	62%	55%	61%
Gas	47%	38%	45%	39%
Commodity prices (C$)				
Oil (per bbl)	33.18	32.21	36.74	31.79
Gas (per mcf)	6.59	3.79	7.12	3.48
NGL (per bbl)	30.09	23.77	34.03	21.91
Average (per boe, 6 mcf = 1b	36.12	28.48	39.36	27.38
Financial				
($000, except per unit/boe amounts)				
Revenue	41,876	21,495	86,378	38,437
Per unit	1.30	1.07	3.01	2.06
Operating cash flow	21,564	9,892	46,759	17,371
Per unit	0.67	0.49	1.63	0.93
Net earnings	21,137	4,429	34,753	6,844
Per unit	0.66	0.22	1.21	0.37
Distributions	18,916	9,510	31,982	17,500
Per unit	0.59	0.45	1.10	0.90
Operating costs per boe	6.68	6.21	6.62	6.03
Operating netbacks per boe	22.46	16.94	25.06	16.04
Bank debt	102,000	63,000	102,000	63,000
Market				
Units outstanding (000)				
End of period	32,376	22,267	32,376	22,267
Average	32,191	20,021	28,696	18,642
Trading				
High ($)	11.40	11.19	11.40	11.19
Low ($)	9.30	10.08	9.30	9.35
Close ($)	11.09	10.58	11.09	10.58
Average Daily Volumes	200,200	68,200	152,450	66,550

General

Accretive acquisitions and strong commodity prices resulted in another outstanding quarter for APF, as the Trust continued its record of growth in both production and cash flow.

Production for the three months ended June 30, 2003 averaged 12,557 boe/d, an increase of 56%, over the same quarter last year, with mergers and acquisitions driving APF to one of its strongest quarters ever.

On a per unit basis, operating cash flow for the quarter was $0.67 per unit with cash distributions to unitholders for the quarter of $0.59 per unit. Commodity prices realized by APF were up by 27% from last year, as both oil and gas prices continue to be driven higher on supply concerns, complementing strong development drilling results and an active M&A program.

During the second quarter, APF completed the acquisition of Nycan Energy Corp. ("Nycan"), a company with a focussed group of assets proximate to the Trust's key shallow gas core area of Countess, in Southern Alberta. The Trust also purchased additional production and downhole rights at Countess for $7.03 million. Since the end of the quarter, two more transactions have been announced: the purchase of long-life light oil assets at Swan Hills and the offer to acquire CanScot Resources Inc. ("CanScot"). The CanScot transaction holds significant potential for the development of coalbed methane ("CBM") reserves and production. CanScot is expected to add up to 1,000 barrels a day of production by year end and has an established reserve life index of 18.7 years.

CORPORATE DEVELOPMENT

The Corporate Development team continued to identify, evaluate and execute both corporate and asset transactions, throughout the second quarter, in addition to integrating newly acquired production.

On April 28, 2003, APF acquired Nycan a gas levered producer with approximately 1,265 boe/d of production (75% gas) for $42.3 million. The acquisition added almost 58,000 net acres of undeveloped land, had an established reserve life index of 11.6 years and complements the Trust's existing asset base in Southeast Alberta.

On May 29, 2003 the Trust acquired incremental production at Countess, its largest gas property, in southeast Alberta, for $7.03 million. APF's average working interest in the new assets is 73% and includes deep rights as well as production of approximately 1,200 mcf per day, primarily from the Manville and Basal Colorado formations. In addition to the production, the acquisition provides the Trust with an opportunity to add to its inventory of development drilling prospects.

On June 17, 2003, APF announced that it had entered into an agreement to acquire a 17% interest in the Swan Hills Unit No. 1, a transaction which closed in the third quarter. As a result of certain rights of first refusal being exercised, the Trust ultimately purchased a 2.55% working interest for $15.9 million, which is expected to generate incremental

production of approximately 380 boe per day (89% light oil). The acquisition is characterized by long life, low decline production with an established reserve life index in excess of 18 years, and high quality, light gravity oil (41degree API). The operator, a senior oil and gas producer, is continuing to develop the reservoir through reef and edge/infill drilling and miscible flood exploitation. The pools, which were discovered in 1957, have recovered over 585 mmbbls of crude oil and 553 bcf of solution gas.

The second quarter also saw the continued integration of recently acquired assets and an extensive review of the Trust's undeveloped land position. As a result of its active M&A program over the last few quarters, APF has not only expanded its inventory of prospects which it proposes to drill, but also intends to farm-out portions of its acreage to third parties.

Subsequent to the end of the second quarter, on August 6, 2003, the Trust announced that it has entered into an agreement to acquire CanScot for a total consideration of $39.5 million. The transaction will add approximately 800 boe per day of production (81% natural gas) further increasing APF's gas exposure, and gives APF an entry into a focused group of high working interest, long-life coalbed methane ("CBM") properties in Alberta and Wyoming. The acquisition also comes with approximately 45,800 net undeveloped acres of land, and has an established reserve life index of 18.7 years, bringing APF's corporate reserve life index to approximately 10 years.

OPERATIONS

During the second quarter, APF drilled and cased 32 (5.7 net) wells with a 100% success rate. Expenditures on low-risk development drilling and other capital initiatives during the period amounted to $5.7 million, bringing the year-to-date total to $11.3 million. APF now expects the capital budget for 2003 to be approximately $30 million, as the Trust takes advantage of new drilling opportunities that have come with several recent acquisitions. This represents a 43% increase over last year and continues to demonstrate APF's commitment to finding new reserves through the drill bit.

Southeast Saskatchewan

Drilling continued at Macoun, Tatagawa and Queensdale with APF completing three (2.4 net) horizontal wells in southeast Saskatchewan during the second quarter. Additional drilling is scheduled for Queensdale and Macoun in the third quarter.

Central Alberta Gas

APF drilled two, 100% working interest gas wells in the Redwater area during the second quarter. One well has been tested and is currently being tied in while the other is under further evaluation. APF is proceeding with the acquisition of more seismic at Redwater to identify further drilling opportunities. Locations in Vermilion are also being reviewed for late third quarter drilling. These prospective targets are on lands recently acquired through the acquisition of Hawk Oil Inc. ("Hawk").

Central Alberta Oil

The second quarter saw APF participate in six (0.7 net) wells in central Alberta. Four of these wells were a continuation of the drilling at the Pembina Cardium Unit 9 that was initiated in the first quarter of this year. The other two wells were extensions to a recently discovered oil pool in the Paddle River area. Development plans for the Paddle River project during the third quarter include additional drilling, facility installation and a reservoir study to review waterflood potential.

APF will also be proceeding with the drilling of heavy oil wells in the Lloydminster area towards the end of the third quarter. These locations are also on lands that were acquired from Hawk earlier this year.

Southeast Alberta Gas

Southeast Alberta continues to be a focal point for APF's natural gas activity with the Trust participating in 21 (0.7 net) shallow gas wells during the second quarter. APF's 20 well program at Countess was delayed until the third quarter due to surface access issues resulting from an unusually long spring break-up. APF may also be participating in drilling another 19 non-operated wells in the Countess area in Q3 and Q4. The acquisition of additional production and undeveloped lands at Countess for $7.03 million will add to the inventory of development drilling prospects.

Drilling Activity

	Three months ended June 30, 2003		Six months ended June 30, 2003	
	Gross	Net	Gross	Net
Gas	23	2.7	27	6.7
Oil	8	3.0	17	4.4
Other	1	0.1	4	0.3
Total	32	5.7	48	11.3

Note: Columns may not add due to rounding

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

Highlights

Record production volumes and strong commodity prices resulted in second quarter cash flow of $21.6 million ($0.67 per unit), compared to $9.9 million ($0.49 per unit) for the same period in 2002.

APF distributed $18.9 million ($0.59 per unit) with the remaining cash flow utilized to fund both capital expenditures and the site reclamation fund.

Revenues for the quarter were $41.9 million, an increase of 95% from the $21.5 million of revenues in the second quarter of 2002. Net income for the second quarter was $21.1 million, compared to $4.4 million in 2002.

On April 2, 2003, APF closed an equity offering of 5.3 million Trust Units at a price of $10.40 per Trust Unit, for net proceeds of approximately $52.1 million.

On August 6, 2003, APF announced that it had agreed to acquire CanScot Resources Ltd. ("CanScot"), a publicly traded junior oil and gas company actively pursuing the production of natural gas from coalbed methane, for a total consideration of approximately $39.5 million. CanScot's shareholders have until September 23, 2003 to tender their shares.

Acquisition of Nycan Energy Corp.

On April 28, 2003, APF closed the acquisition of Nycan Energy Corp. ("Nycan"), a publicly traded junior oil and gas company with production of approximately 1,265 boe/d, for $42.3 million. The acquisition was financed by the payment of $34.4 million in cash and the assumption of $7.9 million of net debt.

APF recorded goodwill of $8.8 million on the acquisition of Nycan in accordance with the requirements of the CICA handbook. Goodwill is recorded as a result of APF purchasing the tax pool deficient oil and gas reserves of Nycan. Goodwill was determined based on the excess of the total consideration paid plus the future income tax liability recorded on the acquisition, less the fair value of the Nycan assets. The fair value of the Nycan assets was determined based on an independent reserve evaluation.

The operations of Nycan have been included in the consolidated financial statements of APF effective April 28, 2003, the closing date of the acquisition.

Production

Second quarter production volumes in 2003 are 56% higher than the second quarter of 2002, due primarily to the impact of the Kinwest, Paddle River and Hawk acquisitions for the full quarter and the Nycan acquisition for two months.

Daily Production Volumes

	Three months ended June 30			Six months ended June 30		
	2003	**2002**	**Change**	**2003**	**2002**	**Change**
Crude oil (bbl/d)	6,306	4,877	29%	6,325	4,520	40%
Natural gas (mcf/d)	35,758	18,504	93%	32,271	17,876	81%
NGL (bbl/d)	291	109	167%	278	110	153%
Total (boe/d)	12,557	8,070	56%	11,982	7,609	57%

Prices

The benchmark West Texas Intermédiate ("WTI") oil price averaged US$28.90 per bbl in the second quarter of 2003, 10% higher than the average price of US$26.25 per bbl for the second quarter of 2002. Crude oil prices in Canada are based on the WTI reference price, adjusted for transportation, differentials and foreign exchange. The price received by APF is based upon the refiners' posted price, less transportation and adjustments for APF's product quality relative to the posted price for the benchmark crude and adjusted for hedging. The price APF received for its oil averaged $33.18 per bbl in 2003, compared to $32.21 per bbl in 2002, an increase of 3%. Canadian prices were negatively impacted due to the strengthening Canadian dollar versus the U.S. dollar.

APF's realized natural gas price for the second quarter of 2003 averaged $6.59 per mcf, 74% higher than the average realized price of $3.79 per mcf for the same period in 2002. The benchmark AECO price for the second quarter increased 57% over the same period in 2002.

Prices - After Hedging

	Three months ended June 30			Six months ended June 30		
	2003	2002	Change	2003	2002	Change
Crude oil (Cdn$/bbl)	$ 33.18	$ 32.21	3%	$ 36.74	$ 31.79	16%
Natural gas (Cdn$/mcf)	6.59	3.79	74%	7.12	3.48	105%
NGL (Cdn$/bbl)	30.09	23.77	27%	34.03	21.91	55%
Total (Cdn$/boe)	36.12	28.48	27%	39.36	27.38	44%
WTI (US$/bbl)	28.90	26.25	10%	31.35	24.09	30%
AECO gas ($/mcf)	6.99	4.44	57%	7.46	3.88	92%

Hedging

APF actively manages commodity price risk by entering into hedging contracts to protect revenues from fluctuations in commodity prices. Hedging is intended to provide stability to cash distribution levels by fixing the price on a portion of the production. Hedging activities locked in prices for the quarter that on average reduced the realized price for crude oil by $0.29 per bbl and natural gas by $0.07 per mcf. This compares to a reduction of the realized crude oil price of $3.84 per bbl in the second quarter of 2002, while the natural gas price was unaffected by hedging during the same period.

Current Hedging Position

Period	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
July to December 2003	Natural gas	Swap	1,000 GJ	C$5.80/GJ
July to October 2003	Natural gas	Swap	1,000 mmbtu	US$5.06/mmbtu
July to December 2003	Natural gas	Swap	5,000 GJ	C$6.72/GJ
July to September 2003	Crude oil	Swap	3,333 bbls	US$28.25/bbl
October to December 2003	Crude oil	Swap	2,167 bbls	US$28.54/bbl
January to March 2004	Crude oil	Swap	667 bbls	US$29.04/bbl

Revenues

Oil and Gas

(000s)	Three months ended June 30				Six months ended June 30			
	2003	%	2002	%	2003	%	2002	%
Crude oil sales	$ 19,202	46%	$ 16,001	74%	$ 44,309	51%	$ 26,820	70%
Natural gas sales	21,681	52%	6,388	30%	42,098	49%	11,159	29%
NGL sales	796	2%	236	1%	1,710	2%	435	1%
Hedging	(403)	-1%	(1,702)	-8%	(2,748)	-3%	(700)	-2%
Other	601	1%	572	3%	1,009	1%	723	2%
	$ 41,877	100%	$ 21,495	100%	$ 86,378	100%	$ 38,437	100%

Royalties

Royalties per barrel of oil equivalent produced were 23% higher in the second quarter of 2003 compared to the same period in 2002, due to higher natural gas prices under the price-sensitive rate structure for Alberta natural gas crown royalties. Royalties as a percentage of revenue remained relatively unchanged in the second quarter at 20.5% as compared to 20.9% for the same period in 2002.

(000s)	Three months ended June 30			Six months ended June 30		
	2003	2002	Change	2003	2002	Change
Crown royalties	$ 5,125	$ 2,692	90%	$ 10,260	$ 4,904	109%
Freehold royalties	2,754	1,386	99%	5,866	2,418	143%
Overriding royalties	702	417	68%	1,547	721	115%
Total royalties	8,581	4,495	91%	17,673	8,043	120%
% of revenue after hedging	20.5%	20.9%	-2%	20.5%	20.9%	-2%
Per boe	$ 7.51	$ 6.12	23%	$ 8.15	$ 5.84	40%

Operating Costs

Operating costs increased 8% in the second quarter of 2003 to $6.68 per boe, as compared to $6.21 per boe for the same period in 2002. The increase is due to generally higher field service costs associated with APF's current property portfolio and increases in fuel and utility costs. These increases are expected to offset any operating efficiencies initiated to reduce operating costs in 2003. The increase in operating costs per boe is in line with overall industry trends and is expected to continue through to the end of 2003.

(000s)	Three months ended June 30			Six months ended June 30		
	2003	2002	Change	2003	2002	Change
Operating costs	$ 7,629	$ 4,563	67%	$ 14,347	$ 8,306	73%
Per boe	$ 6.68	$ 6.21	8%	$ 6.62	$ 6.03	10%

General and Administrative

General and administrative costs increased 103% in absolute terms to $2.33 million during the second quarter of 2003 compared to $1.15 million in 2002, an increase of 31% per barrel of oil equivalent produced to $2.04 per boe from $1.56 per boe. The increase is

due primarily to costs associated with the increase in staffing levels as a result of Kinwest, Hawk and Nycan acquisitions and the costs of the company's short term incentive plan.

	Three months ended June 30			Six months ended June 30		
(000s)	2003	2002	Change	2003	2002	Change
General and administrative	$ 2,335	$ 1,149	103%	$ 3,709	$ 2,061	80%
Per boe	$ 2.04	$ 1.56	31%	$ 1.71	$ 1.50	14%

Management Fee

Prior to the internalization of the management contract, the Manager received a management fee equal to 3.5% of net production revenue. In the second quarter of 2002, management fees amounted to $0.43 million ($0.59 per boe). Commencing January 1, 2003, there are no management fees payable.

	Three months ended June 30			Six months ended June 30		
(000s)	2003	2002	Change	2003	2002	Change
Management fee	$ -	$ 433	-100%	$ -	$ 771	-100%
Per boe	$ -	$ 0.59	-100%	$ -	$ 0.56	-100%

Interest

Interest expense increased 139% to $1.05 million ($0.92 per boe) during the second quarter of 2003, from $0.44 million ($0.60 per boe) for the same period in 2002. The increase is due to higher average debt levels during the period resulting from acquisitions.

	Three months ended June 30			Six months ended June 30		
(000s)	2003	2002	Change	2003	2002	Change
Interest	$ 1,053	$ 440	139%	$ 2,207	$ 964	129%
Per boe	$ 0.92	$ 0.60	54%	$ 1.02	$ 0.70	45%

Depletion and Amortization

Depletion and amortization increased 5% to $10.17 per boe for the three months ended June 30, 2003, from $9.67 per boe for the same period in 2002, reflecting the increase in the depletable base due to both the Hawk and Nycan acquisitions.

	Three months ended June 30			Six months ended June 30		
(000s)	2003	2002	Change	2003	2002	Change
Depletion and amortization	$ 11,623	$ 7,105	64%	$ 21,576	$ 13,398	61%
Per boe	$ 10.17	$ 9.67	5%	$ 9.95	$ 9.73	2%

Site Restoration

Site restoration increased 17% to $0.71 per boe for the three months ended June 30, 2003, from $0.61 per boe for the same period in 2002.

(000s)	Three months ended June 30 2003	2002	Change	Six months ended June 30 2003	2002	Change
Site restoration	$ 810	$ 445	82%	$ 1,531	$ 918	67%
Per boe	$ 0.71	$ 0.61	17%	$ 0.71	$ 0.67	6%

Taxes

Saskatchewan capital tax and federal large corporations tax during the second quarter of 2003 were $0.69 million, compared to $0.51 million for the same period in 2002.

On June 9, 2003, the federal government substantively enacted a five-year package of tax changes intended to lower the taxation of resource income. This package provides for decreased corporate income tax rates for resource companies, introduction of a full deduction for crown royalties paid and the elimination of resource allowance. As a result, APF recorded an additional recovery of $9.4 million of future taxes in the second quarter of 2003. This adjustment represents a $0.29 per unit effect on net earnings for the quarter ($0.29 diluted) and $0.33 per unit ($0.33 diluted) for the six-month period.

(000s)	Three months ended June 30 2003	2002	Change	Six months ended June 30 2003	2002	Change
Capital and other taxes	$ 689	$ 513	34%	$ 1,525	$ 884	73%
Per boe	$ 0.60	$ 0.70	-14%	$ 0.70	$ 0.64	10%
Future income tax recovery	$ (11,980)	$ (2,169)	452%	$ (10,942)	$ (3,921)	179%

Net Earnings

APF's net earnings were $21.14 million or $0.66 per unit ($0.65 diluted) in the second quarter of 2003, compared to $4.43 million or $0.22 per unit ($0.22 diluted) for the same period in 2002. Net earnings for the six months ended June 30, 2003 were $34.75 million or $1.21 per unit ($1.21 diluted), compared with $6.84 million or $0.37 per unit ($0.37 diluted) for the same period in 2002. The increases are due primarily to higher commodity prices, higher production volumes and the $9.4 million future income tax adjustment.

Cash Distributions

Cash distributions for the second quarter of 2003 were $18.92 million, or $0.59 per trust unit, compared to $9.51 million or $0.45 per trust unit for the second quarter of 2002. During the second quarter of 2003, 88% of the second quarter cash flow of $21.56 million was distributed to unitholders. On a year-to-date basis, APF has made cash distributions of $31.98 million ($1.10 per unit). This represents 68% of cash flow for that period. During the second quarter, $2.0 million was used to fund capital expenditures and

$0.5 million was contributed to the site restoration fund. For the balance of 2003, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives.

Liquidity and Capital Resources

At June 30, 2003, APF's bank debt was $102.0 million with a working capital deficiency of $0.5 million, resulting in net debt obligations of $102.5 million. On July 3, 2003, APF closed a $50 million 9.40% convertible unsecured subordinated debenture offering, for net proceeds of approximately $47.6 million. This amount was initially used to finance the balance of the $15.9 million purchase of an interest in the Swan Hills Unit and to pay down debt, and will ultimately be used to finance the acquisition of CanScot.

Outlook

APF is actively integrating the Nycan acquisition and is currently prioritizing drilling and property enhancement opportunities arising from this acquisition and from the proposed acquisition of CanScot. APF expects its 2003 capital expenditure development program will be approximately $30.0 million.

APF plans an active drilling and development program during the third quarter as it progresses with optimization initiatives that were delayed during the second quarter due to the abnormally long spring break-up.

APF is committed to maintaining stable cash distributions over the long-term and believes that the pricing outlook for both crude oil and natural gas going forward remains strong.

CONSOLIDATED BALANCE SHEETS

(unaudited)	June 30, 2003	December 31, 2002
ASSETS		
Current assets		
Cash	$ 2,313,823	$ 950,402
Accounts receivable	24,045,463	21,111,316
Other current assets	3,271,064	2,778,962
	29,630,350	24,840,680
Site restoration fund	1,591,462	783,778
Deposit on property acquisition	9,175,000	-
Goodwill (note 3)	31,345,371	11,475,761
Property, plant and equipment	362,111,278	260,526,682
	$ 433,853,461	$ 297,626,901
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 23,678,981	$ 16,943,193
Due to APF Energy Management Inc.	-	3,923,164
Cash distribution payable	6,475,278	3,564,891
	30,154,259	24,431,248
Future income taxes	60,214,699	39,624,685
Long-term debt (note 4)	102,000,000	88,000,000
Site restoration liability	8,441,860	6,227,096
	200,810,818	158,283,029
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 6)	305,332,772	214,405,160
Accumulated earnings	70,341,747	35,588,861
Accumulated cash distributions (note 2)	(142,631,876)	(110,650,149)
	233,042,643	139,343,872
	$ 433,853,461	$ 297,626,901

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

(unaudited)	Three months ended June 30 2003	Three months ended June 30 2002	Six months ended June 30 2003	Six months ended June 30 2002
REVENUE				
Oil and gas	$ 41,275,216	$ 20,923,169	$ 85,368,128	$ 37,713,699
Royalties expense, net of ARTC	(8,581,436)	(4,495,220)	(17,673,008)	(8,043,282)
Other	600,644	572,224	1,009,524	722,987
	33,294,424	17,000,173	68,704,644	30,393,404
EXPENSES				
Operating	7,628,643	4,563,257	14,347,147	8,305,936
General and administrative	2,334,609	1,148,736	3,708,681	2,061,244
Management fee	-	432,902	-	770,671
Interest on long-term debt	1,053,376	439,745	2,206,520	964,411
Depletion and amortization	11,622,700	7,104,641	21,575,725	13,398,402
Site restoration	809,654	445,299	1,530,715	918,489
Capital and other taxes	688,927	512,720	1,524,688	883,962
	24,137,909	14,647,300	44,893,476	27,303,115
Income before income taxes and minority interest	9,156,515	2,352,873	23,811,168	3,090,289
Recovery of future income taxes (note 8)	(11,980,134)	(2,169,054)	(10,941,718)	(3,921,028)
Income before minority interest	21,136,649	4,521,927	34,752,886	7,011,317
Minority interest	-	92,624	-	167,668
Net income	21,136,649	4,429,303	34,752,886	6,843,649
Accumulated earnings - Beginning of period	49,205,098	26,638,463	35,588,861	24,224,117
Accumulated earnings - End of period	$ 70,341,747	$ 31,067,766	$ 70,341,747	$ 31,067,766
Net income per unit	$ 0.66	$ 0.22	$ 1.21	$ 0.37
Net income per unit - diluted	$ 0.65	$ 0.22	$ 1.21	$ 0.37

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Cash provided by (used in)				
Operating activities				
Net income for the period	$ 21,136,649	$ 4,429,303	$ 34,752,886	$ 6,843,649
Items not affecting cash				
Depletion and amortization	11,622,700	7,104,641	21,575,725	13,398,402
Minority interest	-	92,624	-	167,668
Future income taxes	(11,980,134)	(2,169,054)	(10,941,718)	(3,921,028)
Site restoration	809,654	445,299	1,530,715	918,489
Site restoration expenditures	(24,612)	(10,832)	(158,316)	(36,105)
	21,564,257	9,891,981	46,759,292	17,371,075
Net change in non-cash working capital items				
Accounts receivable	3,796,448	(62,135)	3,243,935	(1,719,415)
Other current assets	(9,785,762)	382,830	(9,543,863)	227,622
Accounts payable and accrued liabilities	(360,454)	3,290,383	1,338,536	4,188,954
Due to related party/APF Management	-	(327,054)	(3,923,164)	(734,941)
Cash distribution payable	1,483,657	513,018	2,910,387	1,002,478
	(4,866,111)	3,797,042	(5,974,169)	2,964,698
Site restoration fund reserve	(458,388)	(104,168)	(807,684)	(183,895)
Cash distributions	(18,915,882)	(9,510,054)	(31,981,727)	(17,500,010)
	(2,676,124)	4,074,801	7,995,712	2,651,868
Investing activities				
Purchase of Hawk Oil	-	-	(3,456,736)	-
Purchase of Nycan Energy	(34,286,671)	-	(34,286,671)	-
Kinwest Acquisition	-	(17,361,190)	-	(17,361,190)
Additions to property, plant and equipment	(5,726,485)	(3,846,694)	(11,293,111)	(7,635,752)
Purchase of oil and natural gas properties	(7,164,999)	(3,335,651)	(7,488,490)	(4,655,711)
Proceeds on sale of properties	262,279	637,092	262,279	1,356,679
Changes in non-cash working capital items - accounts payable	739,728	1,442,495	(817,195)	(994,796)
	(46,176,148)	(22,463,948)	(57,079,924)	(29,290,770)
Financing activities				
Issue of units for cash	55,642,350	-	55,670,019	31,687,500
Issue of units for cash upon exercise of stock options	426,578	318,321	840,924	428,289
Unit issue costs	(3,072,233)	(87,770)	(3,293,310)	(1,889,753)
Proceeds on issue of long-term debt - net	(3,870,000)	17,900,000	(2,770,000)	(3,350,000)
Distribution to 1% minority interest	-	(92,624)	-	(167,668)
	49,126,695	18,037,927	50,447,633	26,708,368
Change in cash during the period	274,423	(351,220)	1,363,421	69,466
Cash - Beginning of period	2,039,400	2,463,595	950,402	2,042,909
Cash - End of period	$ 2,313,823	$ 2,112,375	2,313,823	$ 2,112,375

Supplemental information (note 7)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002 (unaudited)

1. Significant Accounting Policies

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2002.

2. Statement of Cash Distributions

	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Oil and gas sales	$ 41,275,216	$ 20,923,169	$ 85,368,128	$ 37,713,699
Other	600,644	572,224	1,009,524	722,987
Gross overriding royalties and lessor's royalties	(3,456,156)	(1,803,668)	(7,413,044)	(3,139,631)
	38,419,704	19,691,725	78,964,608	35,297,055
Less				
Operating costs	7,628,643	4,563,257	14,347,147	8,305,936
General and administrative	2,114,460	1,098,140	3,138,034	1,974,707
Management fees	-	432,902	-	770,671
Debt service charges	1,053,376	439,744	2,206,520	964,411
Abandonment fund contribution	483,000	115,000	966,000	220,000
Capital and other taxes	688,927	512,720	1,524,688	883,962
Capital expenditures funded from cash flow	1,996,693	-	13,641,068	-
	13,965,099	7,161,763	35,823,457	13,119,687
Income subject to the Royalty	24,454,605	12,529,962	43,141,151	22,177,368
99% of income subject to the Royalty	24,210,058	12,404,662	42,709,738	21,955,595
Crown charges, net of the Alberta Royalty Tax Credit	(5,074,027)	(2,664,638)	(10,157,364)	(4,854,616)
General and administrative costs of the Trust	(220,149)	(50,595)	(570,647)	(86,536)
	18,915,882	9,689,429	31,981,727	17,014,443
Repayment of capital (working capital reserve)	-	(179,375)	-	485,567
Cash distributed and available to be distributed	18,915,882	9,510,054	31,981,727	17,500,010
Cash distributed to date	12,440,604	6,169,994	25,506,449	14,159,950
Cash distribution payable	$ 6,475,278	$ 3,340,060	$ 6,475,278	$ 3,340,060
Actual cash distribution declared per unit	$ 0.59	$ 0.45	$ 1.10	$ 0.90
Opening accumulated cash distributions	$ 123,715,994	$ 80,873,654	$ 110,650,149	$ 72,883,698
Distribution declared and paid	12,440,604	6,169,994	25,506,449	14,159,950
Distribution declared and payable	6,475,278	3,340,060	6,475,278	3,340,060
Closing accumulated cash distributions	$ 142,631,876	$ 90,383,708	$ 142,631,876	$ 90,383,708

3. Acquisitions

(a) Hawk Oil Inc.

Effective February 5, 2003, APF Energy acquired all of the issued and outstanding shares of Hawk Oil Inc. ("Hawk Oil"). The transaction has been accounted for as a business acquisition with the allocation of the purchase price and consideration paid as follows:

Net assets acquired at assigned values:		
Bank overdraft	$	(5,321)
Other working capital		(629,156)
Property, plant and equipment		57,146,000
Goodwill		11,078,110
Debt assumed		(7,900,000)
Site restoration liability		(262,571)
Future income taxes		(18,265,668)
Total net assets acquired	$	41,161,394
Financed by:		
Cash		2,856,312
Trust units issued		37,709,979
Acquisition costs		595,103
Total	$	41,161,394

(b) Nycan Energy Corp.

Effective April 28, 2003, APF Energy acquired all of the issued and outstanding shares of Nycan Energy Corp. ("Nycan"). The transaction has been accounted for as a business acquisition with the allocation of the purchase price and consideration paid as follows:

Net assets acquired at assigned values:		
Cash	$	212,493
Other working capital		716,029
Property, plant and equipment		47,495,000
Goodwill		8,791,500
Debt assumed		(8,870,000)
Site restoration liability		(579,794)
Future income taxes		(13,266,064)
Total net assets acquired	$	34,499,164
Financed by:		
Bank debt		34,374,352
Acquisition costs		124,812
Total	$	34,499,164

4. Long-Term Debt

On June 17, 2003, APF's lenders agreed to increase the borrowing base under the revolving term credit facility to $150 million. This will result in an increase in the demand debenture containing a first fixed charge on all the petroleum and natural gas assets and an assignment of book debts and material gas contracts to $300 million.

5. Financial Instruments

APF has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. APF sells forward a portion of its future production through commodity swap agreements with financial counterparties. The following contracts were outstanding as at June 30, 2003. The estimated market value at June 30, 2003, had the contracts been settled at that time, would have resulted in a reduction of revenues otherwise to be received of $0.8 million.

Period	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
July to October 2003	Natural gas	Swap	1,000 mmbtu	US$5.06/mmbtu
July to December 2003	Natural gas	Swap	6,000 GJ	C$6.57/GJ
July to September 2003	Crude oil	Swap	3,333 bbls	US$28.25/bbl
October to December 2003	Crude oil	Swap	1,500 bbls	US$27.72/bbl

At June 30, 2003, APF had fixed the interest rate on a portion of its debt as follows:

Term	Amount	Interest rate
July to November, 2003	$ 20,000,000	3.940% plus stamping fee
July 2003 to February, 2005	$ 20,000,000	3.665% plus stamping fee
July, 2003 to May, 2005	$ 20,000,000	3.750% plus stamping fee

The estimated market value of these interest rate contracts at June 30, 2003, had they been settled at that time, would be a cost of $0.39 million.

6. Unitholders' Equity

Trust Units	June 30 2003 Number of Units	$	December 31, 2002 Number of Units	$
Balance - Beginning of period	22,942,417	$ 214,405,160	15,583,880	$ 141,068,870
Issued to acquire Hawk Oil	3,990,474	37,709,979	-	-
Issued for Kinwest Acquisition	-	-	3,385,510	36,055,682
Issued for cash	5,351,645	55,670,019	3,303,665	32,250,016
Cost of units issued	-	(3,293,310)	-	(1,860,678)
Issued under management internalization	-	-	608,185	6,337,288
Issued on exercise of options/rights	91,856	840,924	61,177	553,982
	32,376,392	$ 305,332,772	22,942,417	$ 214,405,160

The per unit calculations for the three month period ended June 30, 2003 were based on weighted average trust units outstanding of 32,191,080 (June 30, 2002 – 20,020,971). In computing diluted net income per unit, 97,786 units were added to the weighted average number of units outstanding during the period ended June 30, 2003 (June 30, 2002 – 52,927) for the dilutive effect of employee options and rights to acquire trust units. The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

During the three month period ended June 30, 2003, no options were granted to employees to purchase trust units. At June 30, 2003, there were 183,756 trust unit options outstanding, of which 116,626 were exercisable.

Trust Unit Options	June 30, 2003 Number of Options	Weighted Average Price	December 31, 2002 Number of Options	Weighted Average Price
Balance- Beginning of period	244,029	$ 9.13	330,540	$ 9.32
Granted	-	-	-	-
Exercised	(49,499)	9.27	(58,677)	9.03
Cancelled	(10,774)	9.42	(27,834)	11.62
Balance - End of period	183,756	$ 9.07	244,029	$ 9.13
Exercisable - End of period	116,626	$ 8.72	76,488	$ 8.72

During the three month period ended June 30, 2003, 1,444,723 trust unit rights were granted to employees and directors. At June 30, 2003, there were 1,816,032 trust unit rights outstanding, of which 80,784 were exercisable.

Trust Unit Rights	June 30, 2003 Number of Rights		June 30, 2003 Weighted Average Price	December 31, 2002 Number of Rights		December 31, 2002 Weighted Average Price
Balance - Beginning of period	429,333	$	9.37	-	$	-
Granted	1,444,723		9.67	441,233		9.86
Exercised	(42,357)		9.02	(2,500)		9.73
Cancelled	(15,667)		9.68	(9,400)		9.73
Balance - Before price reduction	1,816,032	$	9.61	429,333	$	9.86
Reduction of exercise price	-		(0.06)	-		(0.49)
Balance - End of period	1,816,032	$	9.55	429,333	$	9.37
Exercisable - End of period	80,784	$	9.09	-		-

APF has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements.

The exercise price of the rights granted under APF's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it depends upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase of oil and natural gas properties. Therefore it is not possible to determine a fair value under the rights plan.

As it is not possible to determine the fair value of rights under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements. The cumulative amount at June 30, 2003 is $362,267 of which $145,131 was included as the cumulative proforma compensation cost at March 31, 2003. For the period ended June 30, 2003, the charge to net income for the estimated cost associated with rights granted under the plan would be $217,136.

7. Supplemental Information for the Statements of Cash Flows

	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Cash payments related to certain items				
Interest	$ 1,076,975	$ 297,664	$ 1,992,381	$ 832,425
Distributions to minority interests	-	75,044	-	86,151
Distributions to unitholders	17,432,225	8,997,036	29,071,340	16,497,532
Capital and other taxes	880,935	313,073	2,044,682	645,108
Non-Cash Transactions				
Issue of units for Hawk Oil Inc.	-	-	37,709,979	-
Issue of units for Kinwest Acquisition	-	34,362,927	-	34,362,927
Future taxes	$ 13,266,064	$ 21,399,789	$ 31,531,732	$ 21,399,789
	13,266,064	55,762,716	69,241,711	55,762,716
Property, plant and equipment	$ (13,266,064)	$ (55,762,716)	$ (69,241,711)	$ (55,762,716)

8. Income Taxes

During the second quarter of 2003, the Canadian and Alberta governments substantively enacted reductions in corporate income tax rates. The enacted rates are to be phased in over 5 years commencing in 2003. As a result, APF recorded an adjustment to future income taxes, increasing earnings by $9.4 million.

9. Subsequent Events

Public Offering

On July 3, 2003, APF closed a $50.0 million offering of 9.40% convertible unsecured subordinated debentures. The net proceeds of the offering, after deducting expenses of the issue and after the Agents' commissions, was approximately $47.6 million and was initially used to repay debt. The debentures are convertible at the option of the holder at a price of $11.25 per Trust Unit.

Offer to Purchase CanScot Resources Ltd.

On August 5, 2003, APF entered into an agreement to make an offer to purchase all of the issued and outstanding shares of CanScot Resources Ltd. ("CanScot") for $2.60 per share in cash or 0.226 Trust Units. If accepted by holders of all of the CanScot shares, the offer will result in payment of approximately $34.9 million in cash or Trust Units and the assumption of CanScot's bank debt of approximately $4.6 million.

Exemption Order # 82-5166

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN; AY.DB

APF Energy Trust announces monthly distribution of $0.175 per unit

September 18, 2003 – APF Energy Trust announces that it is maintaining its basic monthly distribution of $0.175 per unit while suspending the special distribution it has been paying while commodity prices were high. Payment will be made on October 15, 2003, to unitholders of record on September 30, 2003. The ex-distribution date is September 26, 2003.

Since the beginning of the year, APF's basic monthly distribution has increased from $0.160 to $0.175 per unit. With stronger commodity prices during the first half of the year, APF had also declared special distributions through the spring and summer.

Based on actual results through the second quarter and estimated cash flow for the rest of the year, APF expects that total 2003 distributions will amount to approximately 80% of cash flow. The balance has been deployed to help fund a portion of APF's capital expenditure program. This continues APF's long-standing commitment to allocating a substantial portion of its cash flow to low-risk development initiatives and production enhancement projects.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution to U.S. newswire services or for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President or Alan MacDonald, VP Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com